Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS SECOND QUARTER 2025 RESULTS

Solid traffic performance drove double-digit revenue growth and Adjusted EBITDA expansion

Argentina delivered second-quarter record passenger traffic with international traffic up 18.5% YoY

Cash & Cash Equivalents at $497 million with Net Debt to LTM Adjusted EBITDA of 1.0x

Luxembourg, August 20, 2025— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) one of the leading private airport operators in the world, reported today its unaudited, consolidated results for the three and six-month period ended June 30, 2025. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”), as detailed in Section “Hyperinflation Accounting in Argentina” on page 23.

Second Quarter 2025 Highlights

▪	Consolidated Revenues ex-IFRIC12 totaled $435.2 million, up 18.9% year-over-year (YoY), driven by increases of 22.0% and 15.1% in Commercial and Aeronautical revenues, respectively. Excluding rule IAS 29, consolidated revenues ex-IFRIC12 increased 20.7% YoY to $438.5 million.

▪	Key operating metrics:

▪	13.7% increase in passenger traffic to 20.7 million.
▪	2.2% increase in cargo volume to 97.2 thousand tons.
▪	10.2% increase in aircraft movements to 214.4 thousand.

▪	Operating Income of $117.3 million, compared with $92.9 million in 2Q24.

▪	Adjusted EBITDA ex-IFRIC12 increased 23.3% to $167.9 million, from $136.2 million in the year-ago period. Excluding the impact of rule IAS 29, Adjusted EBITDA ex-IFRIC12 increased 25.2% to $168.5 million.

▪	Adjusted EBITDA margin ex-IFRIC12 expanded 1.4 percentage points to 38.6% from 37.2% in 2Q24. Adjusting for rule IAS 29, Adjusted EBITDA margin ex-IFRIC12 expanded to 38.4% from 37.0% in the prior-year quarter.

▪	Strong liquidity position with Cash & Cash equivalents of $496.8 million as of June 30, 2025.

▪	Net debt to LTM Adjusted EBITDA stood at 1.0x as of June 30, 2025.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “We delivered a strong second quarter, with broad-based traffic growth, double-digit increases in revenue and Adjusted EBITDA, and meaningful EBITDA margin expansion, reflecting the strength of our diversified portfolio and disciplined execution. Total traffic increased nearly 14% year-over-year, reaching close to 21 million passengers. Argentina led the performance, reaching a second-quarter record with double-digit increases in both international and domestic travel, supported by sustained demand recovery and multiple route additions. Brazil delivered double-digit growth, while Italy, Uruguay and Armenia also posted solid gains, and Ecuador remained broadly stable.

Revenues ex-IFRIC12 increased nearly 19% year-over-year, well ahead of traffic growth, driven by aeronautical revenues in line with traffic trends and continued strength in commercial revenues. Adjusted EBITDA ex-IFRIC12 rose 23% with margin expansion of 140 basis points to 38.6%, supported by operating leverage and disciplined cost control in key markets. Argentina, Armenia, Italy and Uruguay all posted strong EBITDA gains, as did Brazil when excluding a one-time item from 2Q24.

We continue to advance our commercial initiatives, aimed at growing non-aeronautical revenues and enhancing the passenger experience. In Argentina, we inaugurated the expanded duty-free arrivals area at Ezeiza Airport in May, increasing space from 700 to 1,100 square meters. In Brazil, construction of the shopping mall at Brasília Airport is progressing on schedule, with opening targeted for April 2026, alongside other real estate initiatives.

On the strategic front, our priority is to create long-term value through targeted investments and growth opportunities. In Argentina, we are progressing with the AA2000 concession economic re-equilibrium process, while in Italy we secured environmental approval from the Region of Tuscany for the Florence Airport Master Plan in April, an important milestone ahead of execution. In Armenia, we are moving forward with the Capex program approvals to expand Yerevan Airport.

On the new business front, we are waiting official resolution from the government of Montenegro and are actively pursuing opportunities in Latin America, Iraq, Angola, and M&A initiatives, among others.

Looking ahead, we expect positive traffic momentum in Argentina to continue, while strong summer seasons are anticipated in both Italy and Armenia.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	2Q25 as reported		2Q24 as reported		% Var as reported		IAS 29 2Q25	2Q25 ex IAS 29	2Q24 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	20.7		18.2		13.7%			20.7	18.2	13.7%
Revenue	476.8		416.2		14.6%		-4.7	481.6	412.1	16.8%
Aeronautical Revenues	222.9		193.7		15.1%		-2.1	225.0	193.2	16.4%
Non-Aeronautical Revenues	253.9		222.6		14.1%		-2.6	256.5	218.9	17.2%
Revenue excluding construction service	435.2		366.1		18.9%		-3.3	438.5	363.3	20.7%
Operating Income / (Loss)	117.3		92.9		26.4%		-32.2	149.6	113.9	31.3%
Operating Margin	24.6%		22.3%		230	bp	-	31.1%	27.6%	342	bp
Net (Loss) / Income Attributable to Owners of the Parent	49.3		50.2		-1.8%		-2.8	52.2	57.8	-9.7%
Basic EPS (US$)	0.30		0.31		-2.3%		-0.02	0.32	0.36	-10.2%
Adjusted EBITDA	171.2		136.4		25.5%		-0.7	171.9	134.8	27.5%
Adjusted EBITDA Margin	35.9%		32.8%		313	bp	-	35.7%	32.7%	298	bp
Adjusted EBITDA Margin excluding Construction Service	38.6%		37.2%		137	bp	-	38.4%	37.0%	139	bp
Net Debt to LTM Adjusted EBITDA	1.0	x	1.1	x	-		-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	1.0	x	1.3	x	-		-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	LTM Adjusted EBITDA excluding impairments of intangible assets.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	6M25 as reported		6M24 as reported		% Var as reported		IAS 29 6M25	6M25 ex IAS 29	6M24 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	41.1		37.2		10.4%			41.1	37.2	10.4%
Revenue	910.3		880.4		3.4%		-17.4	927.6	824.6	12.5%
Aeronautical Revenues	451.5		431.8		4.6%		-8.7	460.2	402.0	14.5%
Non-Aeronautical Revenues	458.8		448.7		2.3%		-8.6	467.4	422.6	10.6%
Revenue excluding construction service	838.8		784.9		6.9%		-13.5	852.3	734.6	16.0%
Operating Income / (Loss)	218.0		227.7		-4.3%		-70.1	288.1	246.4	16.9%
Operating Margin	23.9%		25.9%		-192	bp	-	31.1%	29.9%	118	bp
Net (Loss) / Income Attributable to Owners of the Parent	88.6		219.9		-59.7%		-38.7	127.3	143.1	-11.1%
EPS (US$)	0.55		1.37		-59.9%		-0.24	0.79	0.89	-11.4%
Adjusted EBITDA	323.7		313.0		3.4%		-8.2	331.9	287.3	15.6%
Adjusted EBITDA Margin	35.6%		35.5%		1	bp	-	35.8%	34.8%	95	bp
Adjusted EBITDA Margin excluding Construction Service	37.9%		39.7%		-182	bp	-	38.3%	39.0%	-68	bp
Net Debt to LTM Adjusted EBITDA	1.0	x	1.1	x	-		-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	1.0	x	1.3	x	-		-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	LTM Adjusted EBITDA excluding impairments of intangible assets.

2Q25 Operating Performance

Passenger Traffic

Total passenger traffic increased by 13.7% YoY to 20.7 million passengers, improving from the 7.3% YoY growth reported in 1Q25. Domestic traffic rose by 14.5% YoY, primarily driven by a recovery in demand in Argentina and Brazil and, to a lesser extent, Italy. Meanwhile, international traffic increased by 11.8% YoY, with all operating countries contributing positively, except Ecuador, with particularly strong results in Argentina, Italy, and Uruguay. Notably, Argentina accounted for over 60% of the total YoY traffic increase during the quarter.

In Argentina, passenger traffic grew by 17.3% YoY, up from the 12.5% increase recorded in 1Q25. The recovery was primarily driven by a sustained rebound in domestic traffic, which began toward the end of last year, coupled with continued growth in international travel. Domestic traffic growth accelerated to 16.4% YoY, up from 9.0% growth in the prior quarter. JetSMART added a new Airbus A320neo in June, bringing its fleet to a total of 16 aircraft, and launched several new routes including Aeroparque–Resistencia and Aeroparque–Trelew. Aerolíneas Argentinas also resumed multiple domestic routes, including Salta–Rosario, Neuquén–Rosario, and Córdoba–Posadas. Notably, a one-day strike by Aerolíneas Argentinas workers in June weighed on domestic traffic. International passenger traffic rose by 18.5% YoY, slightly decelerating from the 21.0% increase recorded in 1Q25, supported by increased frequencies and new routes from carriers including JetSMART, GOL, SKY, Azul, and LATAM. Avianca began operating the Córdoba–Bogotá route with three weekly frequencies, while Air Europa expanded its Córdoba–Madrid service from three to four weekly frequencies.

In Italy, passenger traffic rose by 9.4% YoY, driven by growth in both international and domestic traffic. International traffic, which accounted for 81% of total traffic, grew by 9.0% YoY, driven by increases of 13.4% at Florence Airport and 6.0% at Pisa Airport. Meanwhile, domestic passenger traffic increased by 11.3% YoY, supported by growth of 19.9% at Pisa Airport, reflecting increased flight frequencies from Ryanair, although partially offset by a decline at Florence Airport.

In Brazil, total passenger traffic increased by 15.2% YoY, reflecting improved traffic trends despite persistent challenges in the aviation sector and limited aircraft availability in the country. Domestic traffic, which accounted for nearly 60% of total traffic, grew by 13.7% YoY, while transit passengers rose by 14.7% YoY. Notably, international traffic, which accounted for only 5% of the mix, expanded by a robust 41.2% YoY, with routes to the US reaching record highs.

In Uruguay, where air traffic is predominantly international, total passenger traffic rose by 8.5% YoY, supported by increased activity during the Easter holiday in April. Azul Linhas Aéreas announced a new direct Montevideo–Campinas route, with five weekly flights, that began operating in July. This new connection is expected to strengthen ties between Uruguay and Brazil, enhancing connectivity and promoting the development of new commercial and tourism opportunities.

In Armenia, traffic increased by 8.2% YoY to 1.4 million passengers, driven by the introduction of new airlines and additional flight frequencies. Several carriers began operations at Yerevan’s Zvartnots Airport in the early months of 2025, including China Southern, Air Cairo, Salam Air, and Sky Express. Additionally, Wizz Air recently announced the opening of a new base at Zvartnots Airport, deploying two aircraft and launching eight new direct routes to Europe.

In Ecuador, where security concerns persist, passenger traffic declined by 0.5% YoY. International traffic fell by 1.6% YoY, mainly due to reduced operations to the U.S., while domestic traffic increased by 1.0% YoY, although elevated airfares continued to weigh on travel demand.

Cargo Volume

Cargo volume increased by 2.2% YoY, with positive YoY contributions from all countries of operations, except Italy, Ecuador and Brazil: Armenia (+11.2%), Uruguay (+4.5%), Argentina (+2.7%), Brazil (-0.6%), Italy (-3.2%), and Ecuador (-3.4%). Argentina, Brazil, and Ecuador together accounted for almost 80% of the total cargo volume in the quarter.

Aircraft Movements

Total aircraft movements increased by 10.2% YoY, with positive YoY contributions from all countries of operations: Uruguay (+13.2%), Argentina (+12.3%), Brazil (+9.1%), Armenia (+8.9%), Italy (+7.2%), and Ecuador (+4.6%). Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in the quarter.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 36 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	2Q25	2Q24	% Var. ('25 vs '24)
Domestic Passengers (in thousands)	10,427	9,107	14.5%
International Passengers (in thousands)	8,365	7,485	11.8%
Transit Passengers (in thousands)	1,895	1,600	18.4%
Total Passengers (in thousands)	20,687	18,193	13.7%
Cargo Volume (in thousands of tons)	97.2	95.1	2.2%
Total Aircraft Movements (in thousands)	214.4	194.5	10.2%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	2Q25	2Q24	% Var.	2Q25	2Q24	% Var.	2Q25	2Q24	% Var.

	(thousands)			(tons)
Argentina	10,637	9,070	17.3%	51,188	49,863	2.7%	112,959	100,608	12.3%
Italy	2,895	2,646	9.4%	3,141	3,244	-3.2%	26,305	24,527	7.2%
Brazil	4,042	3,508	15.2%	15,398	15,491	-0.6%	37,362	34,250	9.1%
Uruguay	522	481	8.5%	8,695	8,321	4.5%	7,752	6,847	13.2%
Ecuador (1)	1,169	1,174	-0.5%	9,464	9,800	-3.4%	19,265	18,417	4.6%
Armenia	1,421	1,314	8.2%	9,282	8,344	11.2%	10,751	9,871	8.9%
TOTAL	20,687	18,193	13.7%	97,168	95,062	2.2%	214,394	194,520	10.2%

1)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Revenues

Consolidated revenues increased by 14.6% YoY to $476.8 million. Excluding Construction Services and the impact of IAS 29, revenues rose by 20.7% YoY to $438.5 million, outpacing the 13.7% growth in passenger traffic. This performance reflected positive contributions from all countries of operation, notably Argentina, Armenia, Italy, and Uruguay. Both commercial and aeronautical revenue growth supported the overall increase.

The following table shows revenue performance by country. More detail on the performance of CAAP´s countries of operations can be found on page 11.

Revenues by Segment (in US$ million)

Country	2Q25 as reported	2Q24 as reported	% Var as reported	IAS 29	2Q25 ex IAS 29	2Q24 ex IAS 29	% Var ex IAS 29
Argentina	256.0	224.8	13.9%	-4.7	260.7	220.7	18.1%
Italy	45.7	35.3	29.6%	-	45.7	35.3	29.6%
Brazil	27.7	26.8	3.1%	-	27.7	26.8	3.1%
Uruguay	47.2	42.8	10.4%	-	47.2	42.8	10.4%
Armenia	72.8	59.3	22.7%	-	72.8	59.3	22.7%
Ecuador (1)	27.3	27.1	0.6%	-	27.3	27.1	0.6%
Unallocated	0.2	0.2	1.1%	-	0.2	0.2	1.1%
Total consolidated revenue (2)	476.8	416.3	14.5%	-4.7	481.6	412.1	16.8%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increased 23.6% in Argentina (or 27.3% excluding IAS29), 21.5% in Armenia, 19.2% in Italy, 14.1% in Uruguay, 3.9% in Brazil and 0.8% in Ecuador.

Revenue Breakdown (in US$ million)

	2Q25 as reported	2Q24 as reported	% Var as reported	IAS 29	2Q25 ex IAS 29	2Q24 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	222.9	193.7	15.1%	-2.1	225.0	193.2	16.4%
Non-aeronautical Revenue	253.9	222.6	14.1%	-2.6	256.5	218.9	17.2%
Commercial revenue	209.2	171.4	22.0%	-1.2	210.4	169.1	24.4%
Construction service revenue (1)	41.6	50.1	-17.0%	-1.4	43.0	48.8	-11.8%
Other revenue	3.1	1.0	210.9%	0.0	3.1	1.0	210.9%
Total Consolidated Revenue	476.8	416.2	14.6%	-4.7	481.6	412.1	16.8%
Total Revenue excluding Construction Service revenue (2)	435.2	366.1	18.9%	-3.3	438.5	363.3	20.7%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 46.8% of total revenues, increasing by 15.1% YoY to $222.9 million, or by 16.4% to $225.0 million when excluding the impact of IAS 29. This performance was supported by a 13.7% increase in passenger traffic and was mainly driven by growth in Argentina, with contributions from all countries of operation except Ecuador. In Argentina, aeronautical revenues grew by 20.7%, or by 23.2% excluding IAS 29, primarily reflecting an 18.5% increase in international traffic. In Armenia, Uruguay, Italy, and Brazil, aeronautical revenues rose by 14.6%, 11.1%, 10.5%, and 9.5%, respectively, in line with passenger traffic growth. In contrast, Ecuador reported a 2.2% YoY decline in aeronautical revenues due to a slight decrease in passenger traffic during the second quarter.

Non-Aeronautical Revenues represented 53.2% of total revenues, increasing by 14.1% YoY to $253.9 million, or by 17.2% YoY to $256.5 million when excluding the impact of IAS 29. Commercial revenues grew by 22.0% YoY, or by 24.4% excluding IAS 29, mainly driven by higher contributions from cargo revenues, as well as improved performance in parking facilities, VIP lounges, duty-free stores, and other passenger-related revenue streams. Growth in fuel-related revenues, primarily in Armenia, also contributed to this performance. Meanwhile, Construction service revenue declined by 17.0% YoY, or 11.8% excluding IAS 29, reflecting lower levels of capital expenditures during the period.

Operating Costs and Expenses

In 2Q25, Total costs and expenses, excluding construction service costs, increased by 16.8% YoY, or 16.4% to $299.4 million when excluding the impact of IAS 29. This increase, which remained below revenue growth, was mainly driven by higher Concession fees and Maintenance expenses, primarily in Argentina, along with increased Fuel costs in Armenia and higher Salaries and social security contributions. SG&A expenses also contributed to the overall costs increases.

Cost of Services increased 8.7% YoY, or 8.6% to $283.8 million when excluding IAS29, mainly as a result of the following increases:

▪	15.9%, or $7.5 million, in Concession fees,

▪	14.0%, or $5.7 million, in Maintenance expenses, mainly in Argentina,

▪	23.3%, or $5.3 million, in Fuel costs, mainly in Armenia, and

▪	6.8%, or $3.9 million, in Salaries and social security contributions.

These increases were partially offset by an 18.3% reduction in Construction service costs, reflecting lower capital expenditures. Excluding Construction service costs, Cost of services increased by 15.4% YoY, or 14.8% to $244.2 million when excluding the impact of IAS 29, primarily due to higher Concession fees, Maintenance expenses, and Fuel costs.

Selling, General, and Administrative Expenses (“SG&A”) increased by 21.6% YoY to $53.3 million in 2Q25. Excluding the impact of IAS 29, SG&A expenses rose by 21.9% to $52.9 million, largely due to higher Salaries and social security contributions, driven by inflation rates significantly outpacing currency depreciation in Argentina, along with increased Services and fees, Maintenance expenses, and Taxes.

Other expenses totaled $2.3 million in 2Q25, compared to $1.0 million in 2Q24.

Costs and Expenses (in US$ million)

	2Q25 as reported	2Q24 as reported	% Var as reported	IAS 29	2Q25 ex IAS 29	2Q24 ex IAS 29	% Var ex IAS 29
Cost of Services	310.9	286.1	8.7%	27.1	283.8	261.3	8.6%
Salaries and social security contributions	60.7	57.4	5.6%	-0.7	61.4	57.5	6.8%
Concession fees	54.1	47.3	14.2%	-0.6	54.7	47.2	15.9%
Construction service cost	38.3	49.9	-23.3%	-1.4	39.7	48.6	-18.3%
Maintenance expenses	45.8	41.5	10.3%	-0.7	46.4	40.7	14.0%
Amortization and depreciation	51.9	41.8	24.1%	30.7	21.2	19.4	9.1%
Other	60.2	48.1	25.2%	-0.3	60.5	48.0	26.1%
Cost of Services Excluding Construction Service cost	272.6	236.2	15.4%	28.5	244.2	212.7	14.8%
Selling, general and administrative expenses	53.3	43.8	21.6%	0.3	52.9	43.4	21.9%
Other expenses	2.3	1.0	129.1%	0.0	2.3	1.0	128.1%
Total Costs and Expenses	366.4	330.8	10.8%	27.4	339.0	305.7	10.9%
Total Costs and Expenses Excluding Construction Service cost	328.1	280.9	16.8%	28.8	299.4	257.1	16.4%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

In 2Q25, CAAP reported Adjusted EBITDA of $171.2 million and Adjusted EBITDA ex-IFRIC 12 of $167.9 million, increasing 23.3% from $136.2 million in 2Q24. Excluding the impact of IAS 29 in Argentina, Adjusted EBITDA ex-IFRIC 12 increased by 25.2% YoY to $168.5 million, supported by YoY increases of 38.6% in Argentina, 27.1% in Uruguay, 19.7% in Armenia, and 1.8% in Italy. These gains were partially offset by YoY declines in Ecuador and Brazil.

The Adjusted EBITDA margin ex-IFRIC 12 expanded by 1.4 percentage points to 38.6%, up from 37.2% in 2Q24. Excluding the impact of IAS 29 in Argentina, the margin rose from 37.0% in 2Q24 to 38.4% in 2Q25, reflecting improved profitability in Argentina and Uruguay.

Adjusted EBITDA by Segment (in US$ million)

	2Q25 as reported	2Q24 as reported	% Var as reported	IAS 29	2Q25 ex IAS 29	2Q24 ex IAS 29	% Var ex IAS 29
Argentina	92.7	69.0	34.4%	-0.7	93.4	67.4	38.6%
Italy	16.6	13.3	24.9%	-	16.6	13.3	24.9%
Brazil	11.2	11.4	-1.8%	-	11.2	11.4	-1.8%
Uruguay	15.5	12.2	27.1%	-	15.5	12.2	27.1%
Armenia	29.4	24.5	19.8%	-	29.4	24.5	19.8%
Ecuador	7.9	8.2	-2.8%	-	7.9	8.2	-2.8%
Unallocated	-2.1	-2.1	-1.0%	-	-2.1	-2.1	1.0%
Total segment EBITDA	171.2	136.4	25.5%	-0.7	171.9	134.8	27.5%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	2Q25 as reported	2Q24 as reported	% Var as reported		IAS 29	2Q25 ex IAS 29	2Q24 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	51.5	54.5	-5.5%		-18.8	70.3	62.1	13.3%
Financial Income	-18.1	-17.6	3.0%		13.5	-31.6	-24.5	28.8%
Financial Loss	71.5	8.7	721.6%		-42.1	113.6	88.2	28.7%
Inflation adjustment	1.7	1.6	6.6%		2.4	-0.7	-1.2	-41.6%
Income Tax Expense	10.1	45.6	-77.9%		12.7	-2.7	-10.7	-75.0%
Amortization and Depreciation	54.5	43.6	25.1%		31.6	23.0	20.9	9.6%
Adjusted EBITDA	171.2	136.4	25.5%		-0.7	171.9	134.8	27.5%
Adjusted EBITDA Margin	35.9%	32.8%	313	bp	-	35.7%	32.7%	298	bp
Adjusted EBITDA excluding Construction Service	167.9	136.2	23.3%		-0.7	168.5	134.6	25.2%
Adjusted EBITDA Margin excluding Construction Service	38.6%	37.2%	137	bp	-	38.4%	37.0%	139	bp

Financial Income and Loss

CAAP reported a Net financial loss of $55.1 million in 2Q25, compared to net financial income of $7.3 million in 2Q24. This result was primarily driven by foreign exchange losses in Argentina during the second quarter of this year, reflecting the impact of a higher devaluation rate relative to inflation on the net monetary liability position. This contrasts with 2Q24, when foreign exchange gains were recorded due to inflation significantly outpacing the devaluation rate. Had IAS 29 not been applied, CAAP would have reported a net financial loss of $81.3 million in 2Q25, compared to a loss of $62.5 million in the same period last year.

	2Q25 as reported	2Q24 as reported	% Var as reported	IAS 29	2Q25 ex IAS 29	2Q24 ex IAS 29	% Var ex IAS 29
Financial Income	18.1	17.6	3.0%	-13.5	31.6	24.5	28.8%
Interest income	8.8	12.8	-31.4%	-0.1	8.9	12.8	-30.5%
Foreign exchange income	6.8	0.2	3621.2%	-13.4	20.2	7.2	181.2%
Other	2.6	4.6	-44.2%	0.0	2.6	4.6	-44.2%
Inflation adjustment	-1.7	-1.6	6.6%	-2.4	0.7	1.2	-41.6%
Inflation adjustment	-1.7	-1.6	6.6%	-2.4	0.7	1.2	-41.6%
Financial Loss	-71.5	-8.7	721.6%	42.1	-113.6	-88.2	28.7%
Interest Expenses	-22.4	-25.4	-11.7%	0.2	-22.7	-25.3	-10.5%
Foreign exchange transaction expenses	-27.7	40.8	-168.0%	41.8	-69.6	-38.9	79.0%
Changes in liability for concessions	-19.3	-21.2	-9.1%	-	-19.3	-21.2	-9.1%
Other expenses	-2.1	-2.8	-27.1%	0	-2.1	-2.8	-27.2%
Financial Loss, Net	-55.1	7.3	-856.2%	26.2	-81.3	-62.5	30.0%

See “Use of Non-IFRS Financial Measures” on page 23.

Income Tax Expense

During 2Q25, the Company reported an Income Tax Expense of $10.1 million versus an expense of $45.6 million in 2Q24. Excluding the impact of IAS 29, CAAP reported an income tax benefit of $2.7 million in 2Q25, compared to a tax benefit of $10.7 million in the year-ago quarter.

Net Income and Net Income Attributable to Owners of the Parent

During 2Q25, CAAP reported Net Income of $51.5 million, compared to $54.5 million in 2Q24. The 5.5% year-over-year decrease was primarily driven by the previously mentioned negative variation in foreign exchange results on the net monetary liability position in Argentina, which more than offset higher operating income and lower income tax expense.

In 2Q25, the Company reported Net Income Attributed to Owners of the Parent of $49.3 million and earnings per common share of $0.30, compared with Net Income Attributable to Owners of the Parent of $50.2 million in 2Q24, equivalent to earnings per common share of $0.31.

Consolidated Financial Position

As of June 30, 2025, Cash and cash equivalents totaled $496.8 million, increasing 10.7% from the $448.6 million reported as of March 31, 2025, and 13.0% from the $439.8 million reported as of December 31, 2024. Total liquidity, which includes cash and cash equivalents as well as other current financial assets, totaled $595.2 million, up from $523.5 million as of March 31, 2025, and $525.9 million as of December 31, 2024.

Total Debt at the close of 2Q25 decreased 1.6%, or $18.4 million, to $1,139.7 million, from $1,158.1 million as of December 31, 2024, primarily driven by debt reductions in Argentina, Uruguay and Ecuador. A total of $834.1 million, or 73.2% of total debt is denominated in U.S. dollars, while $174.1 million, or 15.3% is denominated in Brazilian Reals, and $131.5 million, or 11.5%, is in Euros.

The Net Debt to LTM Adjusted EBITDA ratio stood at 1.0x as of June 30, 2025, down from the 1.1x recorded as of December 31, 2024. The decrease in the leverage ratio was driven by lower net debt, reflecting both reduced gross debt and higher cash balances, while LTM Adjusted EBITDA remained largely unchanged. No impairment of intangible assets was recorded over the past twelve months. As a result, the Net Debt to LTM Adjusted EBITDA ratio excluding intangible assets also remained at 1.0x. As of June 30, 2025, all CAAP subsidiaries remained in compliance with their financial covenants.

Consolidated Debt Indicators (in US$ million)

	As of Jun 30, 2025	As of Dec 31, 2024
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	1.8x	1.8x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	1.0x	1.1x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	1.0x	1.1x
Total Debt	1,139.7	1,158.1
Short-Term Debt	104.7	115.4
Long-Term Debt	1,035.0	1,042.7
Cash & Cash Equivalents	496.8	439.8
Total Net Debt[3]	642.9	718.2

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of June 30, 2025 was $624.9 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of June 30, 2025 was $624.9 million.

Total Debt by Segment (in US$ million)

	As of Jun 30, 2025	As of Dec 31, 2024
Argentina	574.9	622.7
Italy (1)	131.5	105.8
Brazil	174.1	157.7
Uruguay (2)	259.2	267.7
Armenia	-	-
Ecuador	-	4.2
Total	1,139.7	1,158.1

1 Of which approximately $114.0 million remain at Toscana Aeroporti level.

2 Of which approximately $244.0 million remain at ACI Airport Sudamérica SAU.

Maturity of borrowings:

	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	189.0	221.9	685.9	449.7	1,546.5

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings – Breakdown by segment (in USD) as of June 30, 2025:

Segment		Currency	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	78.1	94.5	277.2	134.2	584.0
	Interest	USD	38.3	34.4	65.5	7.9	146.2
Italy	Principal	EUR	-	17.0	116.4	0.1	133.5
	Interest	EUR	7.5	7.6	17.0	0.0	32.0
Brazil	Principal	R$	9.9	12.0	51.4	100.3	173.4
	Interest	R$	19.6	18.3	44.7	22.4	105.0
Uruguay	Principal	USD	17.8	21.4	72.5	156.2	267.9
	Interest	USD	17.9	16.7	41.2	28.8	104.5
Total			189.0	221.9	685.9	449.7	1,546.5

Cash & Cash Equivalent by Segment (in US$ million)

	As of Jun 30, 2025	As of Dec 31, 2024
Argentina	121.8	104.3
Italy	34.7	26.1
Brazil (1)	63.0	38.2
Uruguay	32.9	30.5
Armenia	26.6	36.3
Ecuador	3.4	15.4
Intermediate holding Companies	214.4	189.2
Total	496.8	439.8

1 At Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 2Q25, CAAP made capital expenditures of $47.9 million, a 15.9% YoY decrease from $57.0 million in 2Q24. Excluding IAS 29, capital expenditures amounted to $49.4 million in the quarter, with Argentina, Uruguay and Italy accounting for 55%, 22% and 13%, respectively.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for Aeropuertos Argentina (AA), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 2Q25.

	2Q25 as reported	2Q24 as reported	% Var as reported		IAS 29	2Q25 ex IAS 29	2Q24 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	6.9	5.9	16.4%			6.9	5.9	16.4%
International Passengers (in millions) (1)	3.4	2.8	18.5%			3.4	2.8	18.5%
Transit Passengers (in millions) (1)	0.4	0.3	24.2%			0.4	0.3	24.2%
Total Passengers (in millions) (1)	10.6	9.1	17.3%			10.6	9.1	17.3%
Cargo Volume (in thousands of tons)	51.2	49.9	2.7%			51.2	49.9	2.7%
Total Aircraft Movements (in thousands)	113.0	100.6	12.3%			113.0	100.6	12.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	125.0	103.6	20.7%		-2.1	127.1	103.1	23.2%
Non-aeronautical revenue	130.9	121.2	8.1%		-2.6	133.6	117.5	13.7%
Commercial revenue	107.0	84.1	27.2%		-1.2	108.3	81.8	32.4%
Construction service revenue	23.9	37.1	-35.4%		-1.4	25.3	35.7	-29.1%
Total Revenue	256.0	224.8	13.9%		-4.7	260.7	220.7	18.1%
Total Revenue Excluding IFRIC12(2)	232.0	187.7	23.6%		-3.3	235.4	184.9	27.3%
Cost of Services	174.6	164.5	6.1%		27.1	147.5	139.7	5.6%
Selling, general and administrative expenses	28.3	20.6	37.2%		0.3	28.0	20.3	38.2%
Other expenses	1.6	0.6	174.5%		0.0	1.6	0.6	173.0%
Total Costs and Expenses	204.5	185.7	10.1%		27.4	177.1	160.6	10.3%
Total Costs and Expenses Excluding IFRIC12(3)	180.6	148.7	21.5%		28.8	151.9	124.9	21.6%
Adjusted Segment EBITDA	92.7	69.0	34.4%		-0.7	93.4	67.4	38.6%
Adjusted Segment EBITDA Mg	36.2%	30.7%	553	bp	-	35.8%	30.5%	528	bp
Adjusted EBITDA Margin excluding IFRIC 12(4)	39.9%	36.7%	321	bp	-	39.6%	36.4%	324	bp
Capex	25.9	41.8	-38.0%		-1.5	27.4	41.6	-34.2%

1)	See Note 1 in Table "Operating & Financial Highlights”.
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	6M25 as reported	6M24 as reported	% Var as reported		IAS 29	6M25 ex IAS 29	6M24 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	14.5	12.9	12.4%			14.5	12.9	12.4%
International Passengers (in millions) (1)	7.5	6.3	19.8%			7.5	6.3	19.8%
Transit Passengers (in millions) (1)	0.7	0.7	11.5%			0.7	0.7	11.5%
Total Passengers (in millions) (1)	22.8	19.9	14.7%			22.8	19.9	14.7%
Cargo Volume (in thousands of tons)	101.2	94.1	7.6%			101.2	94.1	7.6%
Total Aircraft Movements (in thousands)	232.4	214.6	8.3%			232.4	214.6	8.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	269.4	255.6	5.4%		-8.7	278.2	225.9	23.2%
Non-aeronautical revenue	241.0	255.4	-5.6%		-8.6	249.6	229.3	8.9%
Commercial revenue	197.9	180.7	9.5%		-4.7	202.6	160.2	26.5%
Construction service revenue	43.1	74.6	-42.3%		-3.9	47.0	69.1	-32.0%
Total Revenue	510.4	511.0	-0.1%		-17.4	527.8	455.1	16.0%
Total Revenue Excluding IFRIC12(2)	467.3	436.3	7.1%		-13.5	480.8	386.0	24.5%
Cost of Services	343.8	337.8	1.8%		49.1	294.8	267.4	10.2%
Selling, general and administrative expenses	54.9	45.0	21.8%		0.0	54.9	40.2	36.5%
Other expenses	5.8	2.7	112.9%		2.8	3.0	2.2	35.1%
Total Costs and Expenses	404.5	385.6	4.9%		51.8	352.7	309.9	13.8%
Total Costs and Expenses Excluding IFRIC12(3)	361.6	311.1	16.2%		55.7	305.9	240.9	27.0%
Adjusted Segment EBITDA	187.1	185.4	0.9%		-8.2	195.3	159.7	22.3%
Adjusted Segment EBITDA Mg	36.7%	36.3%	37	bp	-	37.0%	35.1%	193	bp
Adjusted EBITDA Margin excluding IFRIC 12(4)	40.0%	42.5%	-245	bp	-	40.6%	41.3%	-74	bp
Capex	43.2	74.7	-42.1%		-5.8	49.0	74.7	-34.4%

5)	See Note 1 in Table "Operating & Financial Highlights”.
6)	Excludes Construction Service revenue.
7)	Excludes Construction Service cost.
8)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic grew by 17.3% YoY, up from the 12.5% increase recorded in 1Q25. The recovery was primarily driven by a sustained rebound in domestic traffic, which began toward the end of last year, coupled with continued growth in international travel. Domestic traffic growth accelerated to 16.4% YoY, up from 9.0% growth in the prior quarter. JetSMART added a new Airbus A320neo in June, bringing its fleet to a total of 16 aircraft, and launched several new routes including Aeroparque–Resistencia and Aeroparque–Trelew. Aerolíneas Argentinas also resumed multiple domestic routes, including Salta–Rosario, Neuquén–Rosario, and Córdoba–Posadas. Notably, a one-day strike by Aerolíneas Argentinas workers in June weighed on domestic traffic. International passenger traffic rose by 18.5% YoY, slightly decelerating from the 21.0% increase recorded in 1Q25, supported by increased frequencies and new routes from carriers including JetSMART, GOL, SKY, Azul, and LATAM. Avianca began operating the Córdoba–Bogotá route with three weekly frequencies, while Air Europa expanded its Córdoba–Madrid service from three to four weekly frequencies.

Revenues increased by 13.9% YoY to $256.0 million on an ‘as reported’ basis. Excluding Construction Services and the impact of IAS 29, revenues rose by 27.3% YoY, driven by increases of 32.4% and 23.2% in Commercial and Aeronautical revenues, respectively. Construction Services revenue declined by 35.4% YoY, or 29.1% excluding IAS 29, reflecting lower capital expenditures compared to the prior year.

•	Aeronautical Revenues ex-IAS29 increased by 23.2% YoY, mainly driven by higher passenger use fees, supported by an 18.5% YoY growth in international passenger traffic and higher domestic passenger fees measured in U.S. dollars. Effective November 1, 2024, domestic passenger fees in Argentina were increased by 124%, from ARS 2,540 to ARS 5,685.

•	Commercial Revenues ex-IAS29 increased by 32.4% YoY, driven by higher cargo revenues and higher passenger-related revenues, including parking facilities, duty free, VIP lounges, and food & beverage, reflecting year-over-year traffic growth.

Total Costs and Expenses increased by 10.1% YoY to $204.5 million on an ‘as reported’ basis. Excluding Construction Services and the impact of IAS 29, Total Costs and Expenses rose by 21.6% YoY, primarily driven by higher Cost of Services and, to a lesser extent, increased SG&A expenses.

•	Cost of Services, ex-IAS 29 and Construction Service Costs, increased by 17.5% YoY, or $18.2 million, mainly driven by a 27.0%, or $7.3 million, increase in concession fees, in line with higher revenues. Higher maintenance expenses, salaries and social security contributions, and services and fees, reflecting inflation levels that outpaced currency depreciation, also contributed to the increase in Cost of Services.

•	SG&A expenses ex-IAS29 increased by 37.2% YoY, or $7.7 million, to $28.3 million, primarily due to higher Salaries and social security contributions combined with higher Taxes.

Adjusted Segment EBITDA increased by 34.4% YoY to $92.7 million on an ‘as reported’ basis. Excluding the impact of IAS 29, Adjusted Segment EBITDA rose by 38.6% YoY to $93.4 million, with an Adjusted EBITDA margin ex-IFRIC 12 of 39.6%, compared with 36.4% in 2Q24. The 3.2 percentage-point margin expansion reflects revenue growth on strong traffic trends, together with disciplined cost control aimed at mitigating ARS-denominated operating costs pressures, as inflation continued to outpace currency depreciation.

During 2Q25, CAAP made Capital Expenditures ex-IAS29 of $25.9 million, compared to $41.8 million in 2Q24. These investments were primarily allocated to the runway rehabilitation at Rio Cuarto Airport, expansion of the inspection and registration point at PSA at Aeroparque Airport, installation of immigration e-gates at Ezeiza Airport, comprehensive roof repairs at Comodoro Rivadavia Airport, and construction of the new terminal building at Rio Hondo Airport, among other projects.

Italy

	2Q25	2Q24	% Var.		6M25	6M24	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.6	0.5	11.3%		1.0	0.8	13.8%
International Passengers (in millions)	2.3	2.1	9.0%		3.6	3.3	8.7%
Transit Passengers (in millions)	n.m.	n.m.	n.m.		n.m.	n.m.	n.m.
Total Passengers (in millions)	2.9	2.6	9.4%		4.5	4.1	9.8%
Cargo Volume (in thousands of tons)	3.1	3.2	-3.2%		6.4	6.4	0.1%
Total Aircraft Movements (in thousands)	26.3	24.5	7.2%		41.1	38.2	7.5%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	22.5	20.4	10.5%		34.3	32.2	6.2%
Non-aeronautical revenue	23.2	14.9	55.9%		38.6	25.7	50.2%
Commercial revenue	14.9	12.6	18.1%		23.7	21.0	12.9%
Construction service revenue	5.2	1.3	307.1%		10.3	2.5	313.1%
Other revenue	3.1	1.0	211.5%		4.6	2.2	108.1%
Total Revenue	45.7	35.3	29.6%		72.8	57.9	25.7%
Total Revenue Excluding IFRIC12(1)	40.5	34.0	19.2%		62.5	55.4	12.8%
Cost of Services	29.1	22.2	31.3%		52.1	41.0	27.3%
Selling, general and administrative expenses	3.2	2.9	8.6%		6.3	5.8	8.5%
Total Costs and Expenses	32.2	25.1	28.7%		58.4	46.7	25.0%
Total Costs and Expenses Excluding IFRIC12(2)	30.2	23.9	26.5%		53.4	45.0	18.7%
Adjusted Segment EBITDA	16.6	13.3	24.9%		20.1	17.0	18.3%
Adjusted Segment EBITDA Mg	36.2%	37.6%	-137	bp	27.6%	29.3%	-172	bp
Adjusted EBITDA Margin excluding IFRIC 12(3)	33.0%	38.7%	-565	bp	23.7%	29.2%	-557	bp
Capex	6.2	2.1	193.3%		12.4	3.5	251.0%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy rose by 9.4% YoY, driven by growth in both international and domestic traffic. International traffic, which accounted for 81% of total traffic, grew by 9.0% YoY, driven by increases of 13.4% at Florence Airport and 6.0% at Pisa Airport. Meanwhile, domestic passenger traffic increased by 11.3% YoY, supported by growth of 19.9% at Pisa Airport, reflecting increased flight frequencies from Ryanair, although partially offset by a decline at Florence Airport.

Revenues increased 29.6% YoY to $45.7 million in 2Q25, fueled by commercial revenue growth on higher passenger volumes, and increased Construction Service revenues tied to higher Capex. Commercial revenues grew 18.1% YoY, reflecting higher demand for passenger-related services such as VIP lounges, Parking facilities, Duty free and F&B services, in line with strong year-over-year traffic growth.

•	Aeronautical Revenues increased 10.5% YoY, in line with traffic growth of 9.4%.

•	Commercial Revenues increased 18.1% YoY, or $2.3 million, mainly driven by the aforementioned increase in passenger-related revenues, following the strong year-over-year traffic growth.

Total Costs and Expenses increased 28.7% YoY, or $7.2 million, to $32.2 million. Excluding construction services, total costs and expenses increased 26.5% year-over-year to $30.2 million, mainly driven by higher cost of service.

•	Cost of Services excluding Construction service increased 29.0% YoY, or $6.1 million, primarily driven by higher Salaries and social security contributions, and Services and fees.

•	SG&A expenses rose 8.6% YoY, or $0.3 million, to $3.2 million.

Adjusted Segment EBITDA increased 24.9% YoY to $16.6 million from $13.3 million in 2Q24, with Adjusted EBITDA margin contracting 1.4 percentage points to 36.2%. Excluding IFRIC12 and other construction service-related costs, Adjusted EBITDA increased by 13% YoY.

During 2Q25, CAAP made Capital Expenditures of $6.2 million, compared to $2.1 million in 2Q24.

Brazil

	2Q25	2Q24	% Var.		6M25	6M24	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.4	2.1	13.7%		4.4	4.4	0.1%
International Passengers (in millions)	0.2	0.1	41.2%		0.4	0.3	27.7%
Transit Passengers (in millions)	1.5	1.3	14.7%		2.9	2.7	9.7%
Total Passengers (in millions) (1)	4.0	3.5	15.2%		7.8	7.4	4.8%
Cargo Volume (in thousands of tons)	15.4	15.5	-0.6%		30.7	30.9	-0.7%
Total Aircraft Movements (in thousands)	37.4	34.3	9.1%		71.9	69.9	3.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	10.4	9.5	9.5%		19.7	20.3	-3.1%
Non-aeronautical revenue	17.2	17.3	-0.5%		33.2	35.4	-6.2%
Commercial revenue	17.2	17.1	0.7%		33.0	34.9	-5.4%
Construction service revenue	0.0	0.2	-100.0%		0.2	0.5	-64.5%
Total Revenue	27.7	26.8	3.1%		52.8	55.7	-5.1%
Total Revenue Excluding IFRIC12[2]	27.7	26.6	3.9%		52.7	55.1	-4.5%
Cost of Services	16.9	17.4	-3.1%		32.7	37.5	-12.7%
Selling, general and administrative expenses	3.1	3.4	-7.9%		5.7	5.0	13.9%
Other expenses	0.0	0.0	-99.7%		0.0	0.4	-99.0%
Total Costs and Expenses	20.0	20.8	-4.0%		38.4	42.9	-10.5%
Total Costs and Expenses Excluding IFRIC12[3]	20.0	20.6	-3.1%		38.2	42.4	-9.8%
Adjusted Segment EBITDA	11.2	11.4	-1.8%		20.7	21.2	-2.3%
Adjusted Segment EBITDA Mg	40.4%	42.4%	-200	bp	39.3%	38.1%	112	bp
Adjusted EBITDA Margin excluding IFRIC12[4]	40.4%	42.7%	-233	bp	39.4%	38.5%	90	bp
Capex	0.4	0.5	-29.6%		0.9	1.1	-18.7%

1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased by 15.2% YoY, reflecting improved traffic trends despite persistent challenges in the aviation sector and limited aircraft availability in the country. Domestic traffic, which accounted for nearly 60% of total traffic, grew by 13.7% YoY, while transit passengers rose by 14.7% YoY. Notably, international traffic, which accounted for only 5% of the mix, expanded by a robust 41.2% YoY, with routes to the US reaching record highs.

Revenues increased by 3.1% YoY, or $0.8 million, reaching $27.7 million in 2Q25, driven by growth of 9.5% in Aeronautical revenues and 0.7% in Commercial revenues. Reported figures in U.S. dollars were negatively impacted by the 8.7% average YoY depreciation of the Brazilian real against the U.S. dollar since 2Q24.

•	Aeronautical Revenues increased by 9.5% YoY, or $0.9 million, despite the average YoY depreciation of the Brazilian real, primarily driven by higher passenger use fees from increased international traffic, which carries a higher tariff.

•	Commercial Revenues increased slightly by 0.7% YoY, or $0.1 million, also impacted by currency headwinds. Notably, 2Q24 included a one-time benefit of $1.7 million from the resolution of a litigation process with several telecommunications companies. Excluding this impact, Commercial Revenues would have increased by 11.8% YoY. Duty-free, Cargo revenues, VIP lounges, and Retail stores performed particularly well, with increases of 34%, 23%, 13%, and 10% in U.S. dollars, respectively.

Total Costs and Expenses in 2Q25 decreased by 4.0% YoY, or $0.8 million, to $20.0 million, benefiting from the 8.7% average depreciation of the Brazilian real against the U.S. dollar since 2Q24.

•	Cost of Services declined by 3.1% YoY, or $0.5 million, mainly reflecting lower Salaries and social security contributions, and reduced Concession fees, partially offset by higher Maintenance expenses.

•	SG&A expenses decreased by 7.9% YoY, or $0.3 million, reaching $3.1 million in 2Q25.

Adjusted Segment EBITDA decreased by 1.8% YoY, or $0.2 million, to $11.2 million, with the Adjusted EBITDA margin contracting 2.0 percentage points to 40.4%, from 42.4% in the prior-year quarter. Excluding the 2Q24 aforementioned $1.7 million one-time litigation benefit, Adjusted EBITDA would have increased by 15.5% YoY, and the Adjusted EBITDA margin ex-IFRIC 12 would have expanded by 1.6 percentage points.

During 2Q25, CAAP made capital expenditures of $0.4 million, compared to $0.5 million in 2Q24.

Uruguay

	2Q25	2Q24	% Var.		6M25	6M24	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.		n.m.	n.m.	n.m.
International Passengers (in millions)	0.5	0.5	9.3%		1.2	1.1	5.4%
Transit Passengers (in millions)	n.m.	n.m.	n.m.		n.m.	n.m.	n.m.
Total Passengers (in millions)	0.5	0.5	8.5%		1.2	1.1	5.0%
Cargo Volume (in thousands of tons)	8.7	8.3	4.5%		17.6	15.2	15.6%
Total Aircraft Movements (in thousands)	7.8	6.8	13.2%		17.7	16.6	6.6%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	20.1	18.1	11.1%		45.9	43.3	6.0%
Non-aeronautical revenue	27.1	24.7	9.8%		52.5	50.1	4.9%
Commercial revenue	18.5	15.7	17.5%		39.3	35.1	12.0%
Construction service revenue	8.6	8.9	-3.6%		13.2	14.9	-11.9%
Total Revenue	47.2	42.8	10.4%		98.4	93.4	5.4%
Total Revenue Excluding IFRIC12(1)	38.6	33.8	14.1%		85.3	78.5	8.7%
Cost of Services	27.5	27.1	1.8%		51.8	52.4	-1.1%
Selling, general and administrative expenses	6.1	5.1	18.8%		12.4	10.4	19.4%
Other expenses	0.1	0.1	5.2%		0.2	0.2	-32.8%
Total Costs and Expenses	33.7	32.3	4.5%		64.3	63.0	2.1%
Total Costs and Expenses Excluding IFRIC12(2)	25.1	23.3	7.6%		51.2	48.1	6.5%
Adjusted Segment EBITDA	15.5	12.2	27.1%		38.3	34.1	12.2%
Adjusted Segment EBITDA Mg	32.8%	28.5%	432	bp	38.9%	36.5%	235	bp
Adjusted EBITDA Margin excluding IFRIC 12 (3)	40.1%	36.0%	412	bp	44.9%	43.5%	140	bp
Capex	10.7	8.3	28.6%		17.7	14.3	23.5%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Uruguay, where air traffic is predominantly international, total passenger traffic rose by 8.5% YoY, supported by increased activity during the Easter holiday in April. Azul Linhas Aéreas announced a new direct Montevideo–Campinas route, with five weekly flights, that began operating in July. This new connection is expected to strengthen ties between Uruguay and Brazil, enhancing connectivity and promoting the development of new commercial and tourism opportunities.

Revenues increased 10.4% YoY to $47.2 million on an ‘As reported’ basis, or 14.1% to $38.6 million, when excluding Construction Service revenues, driven by higher Aeronautical and Commercial revenues following traffic growth.

•	Aeronautical Revenues increased 11.1% YoY, or $2.0 million, to $20.1 million, aligned with passenger traffic growth.

•	Commercial Revenues increased by 17.5% YoY, or $2.8 million, to $18.5 million, driven primarily by higher Cargo revenues, which benefited from tariff increases. Passenger-driven revenues, particularly from VIP lounges and Duty Free, also contributed to the growth.

Total Costs and Expenses increased 4.5% YoY to $33.7 million. Excluding Construction Services, Total Cost and Expenses increased 7.6% YoY to $25.1 million, reflecting higher SG&A expenses and Cost of services.

•	Cost of Services increased by 1.8% YoY to $27.5 million. Excluding Construction Service cost, Cost of Services grew by 4.4% to $18.9 million, mainly due to higher Salaries and social security contributions, and Concession fees.

•	SG&A expenses increased 18.8% YoY, to $6.1 million, mainly driven by higher Services and fees, and Maintenance expenses.

Adjusted Segment EBITDA increased by 27.1% YoY to $15.5 million, while the Adjusted EBITDA margin excluding IFRIC 12 expanded by 4.1 percentage points to 40.1%. The improvement was supported by strong performance in both Cargo and passenger-related revenues.

During 2Q25, CAAP made Capital Expenditures of $10.7 million in Uruguay, up from $8.3 million in 2Q24.

Armenia

	2Q25	2Q24	% Var.		6M25	6M24	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.		n.m.	n.m.	n.m.
International Passengers (in millions)	1.4	1.3	5.1%		2.4	2.4	2.6%
Transit Passengers (in millions)	n.m.	n.m.	n.m.		n.m.	n.m.	n.m.
Total Passengers (in millions)	1.4	1.3	8.2%		2.5	2.4	5.1%
Cargo Volume (in thousands of tons)	9.3	8.3	11.2%		18.8	17.3	8.6%
Total Aircraft Movements (in thousands)	10.8	9.9	8.9%		19.1	18.0	6.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	25.0	21.8	14.6%		42.4	40.2	5.6%
Non-aeronautical revenue	47.8	37.5	27.5%		78.5	67.6	16.1%
Commercial revenue	43.9	34.9	25.8%		73.7	64.7	13.9%
Construction service revenue	3.9	2.6	50.3%		4.8	2.9	63.7%
Total Revenue	72.8	59.3	22.7%		120.9	107.8	12.2%
Total Revenue Excluding IFRIC12(1)	68.9	56.7	21.5%		116.2	104.9	10.7%
Cost of Services	43.6	36.2	20.3%		73.9	66.5	11.2%
Selling, general and administrative expenses	5.0	3.7	34.3%		9.6	8.0	19.4%
Other expenses	0.6	0.3	105.2%		1.1	0.5	144.1%
Total Costs and Expenses	49.1	40.2	22.1%		84.6	75.0	12.9%
Total Costs and Expenses Excluding IFRIC12(2)	45.3	37.7	20.2%		80.0	72.1	10.9%
Adjusted Segment EBITDA	29.4	24.5	19.8%		47.5	43.3	9.6%
Adjusted Segment EBITDA Mg	40.3%	41.3%	-101	bp	39.3%	40.2%	-93	bp
Adjusted EBITDA Margin excluding IFRIC 12 (3)	42.4%	43.1%	-64	bp	40.8%	41.3%	-47	bp
Capex	4.2	3.8	11.2%		6.9	8.6	-0.2

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger traffic in Armenia increased by 8.2% YoY to 1.4 million passengers, driven by the introduction of new airlines and additional flight frequencies. Several carriers began operations at Yerevan’s Zvartnots Airport in the early months of 2025, including China Southern, Air Cairo, Salam Air, and Sky Express. Additionally, Wizz Air recently announced the opening of a new base at Zvartnots Airport, deploying two aircraft and launching eight new direct routes to Europe.

Revenues increased by 22.7% YoY to $72.8 million on an ‘as reported’ basis, or by 21.5% when excluding Construction Service revenues, driven by growth in both Aeronautical and Commercial revenues, following higher traffic volumes. Second quarter results also benefited from the 5.2% average YoY appreciation of the euro.

•	Aeronautical Revenues increased by 14.6% YoY, or $3.2 million, to $25.0 million.

•	Commercial Revenues increased by 25.8% YoY, or $9.0 million, to $43.9 million, largely driven by higher Fuel revenues, directly linked to the Cost of Fuel, along with increased revenues from VIP lounges.

Total Costs and Expenses increased by 22.1% YoY to $49.1 million. Excluding IFRIC 12, Total Costs and Expenses increased by 20.2% YoY, reflecting higher Cost of Services and, to a lesser extent, higher SG&A expenses.

•	Cost of Services increased by 20.3% YoY to $43.6 million. Excluding IFRIC 12, Cost of Services increased by 18.0%, mainly driven by higher Cost of fuel, which is linked to Fuel revenues.

•	SG&A increased 34.3% YoY, or $1.3 million, to $5.0 million in 2Q25, mainly due to higher Salaries and Taxes.

Adjusted Segment EBITDA increased by 19.8% YoY to $29.4 million in 2Q25, while the Adjusted EBITDA margin excluding IFRIC 12 contracted by 0.7 percentage points to 42.4%. The margin contraction reflects a higher contribution from the Fuel business, which carries lower margins.

During 2Q25, CAAP made Capital Expenditures of $4.2 million in Armenia, compared to $3.8 million in 2Q24.

Ecuador

	2Q25	2Q24	% Var.		6M25	6M24	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.6	0.6	1.0%		1.2	1.2	0.7%
International Passengers (in millions)	0.6	0.6	-1.6%		1.1	1.1	1.0%
Transit Passengers (in millions)	n.m.	n.m.	n.m.		n.m.	n.m.	n.m.
Total Passengers (in millions)	1.2	1.2	-0.5%		2.3	2.3	0.8%
Cargo Volume (in thousands of tons)	9.5	9.8	-3.4%		18.4	19.1	-3.5%
Total Aircraft Movements (in thousands)	19.3	18.4	4.6%		38.5	37.4	3.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	19.8	20.3	-2.2%		39.8	40.1	-0.9%
Non-aeronautical revenue	7.4	6.8	8.7%		14.7	13.7	8.0%
Commercial revenue	7.4	6.8	9.9%		14.7	13.6	8.6%
Construction service revenue	0.0	0.1	-100.0%		0.0	0.1	-100.0%
Total Revenue	27.3	27.1	0.6%		54.5	53.8	1.4%
Total Revenue Excluding IFRIC12(1)	27.3	27.0	0.8%		54.5	53.7	1.5%
Cost of Services	16.4	15.8	3.6%		32.7	31.4	4.1%
Selling, general and administrative expenses	4.0	4.1	-3.8%		7.8	8.6	-9.2%
Other expenses	0.0	0.0	11.1%		0.0	0.0	6.6%
Total Costs and Expenses	20.4	19.9	2.1%		40.5	40.0	1.2%
Total Costs and Expenses Excluding IFRIC12(2)	20.4	19.9	2.5%		40.5	39.9	1.4%
Adjusted Segment EBITDA	7.9	8.2	-2.8%		16.0	15.7	2.2%
Adjusted Segment EBITDA Mg	29.1%	30.1%	-100	bp	29.4%	29.2%	25	bp
Adjusted EBITDA Margin excluding IFRIC 12(3)	29.1%	30.2%	-109	bp	29.4%	29.2%	21	bp
Capex	0.6	0.5	14%		0.7	2.1	-65%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Ecuador, where security concerns persist, passenger traffic declined by 0.5% YoY. International traffic fell by 1.6% YoY, mainly due to reduced operations to the U.S., while domestic traffic increased by 1.0% YoY, although elevated airfares continued to weigh on travel demand.

Revenues increased by 0.6% YoY to $27.3 million in 2Q25 on an ‘As reported’ basis, driven primarily by higher Commercial revenues, partially offset by a decline in Aeronautical revenues.

•	Aeronautical Revenues declined 2.2% YoY, or $0.4 million, to $19.8 million.

•	Commercial Revenues increased 9.9% YoY, or $0.7 million, to $7.4 million, reflecting higher sales in Retail stores and Duty Free revenues.

Total Costs and Expenses increased by 2.1% YoY to $20.4 million, primarily driven by higher Cost of Services, partially offset by lower SG&A expenses.

•	Cost of Services increased 3.6% YoY, or $0.6 million, mainly driven by higher Maintenance expenses, partially offset by lower concession fees.

•	SG&A decreased 3.8% YoY, to $4.0 million.

Adjusted Segment EBITDA decreased 2.8% YoY to $7.9 million, with the Adjusted EBITDA Margin contracting 1.0 percentage point to 29.1%.

During 2Q25, CAAP made Capital Expenditures of $0.6 million in Ecuador, compared to $0.5 million in 2Q24.

Key Quarter Highlights and Subsequent Events

AA2000 | Dividend Distribution

On August 18, AA2000 approved a dividend payment of $150 million, of which $127.5 million will be paid to CAAP’s subsidiaries.

For further information on subsequent events, please refer to Note 20 of the Company’s Financial Statements, filed with the SEC on Form 6-K.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 2Q25, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

Non-Financial Disclosure

With the assistance of an external advisor and under guidance of the Board of Directors, the Company is preparing its ESG policy and gearing up to make the necessary disclosure under the Corporate Sustainability Reporting Directive in a timely manner.

2Q25 EARNINGS CONFERENCE CALL

When:	10:00 a.m. Eastern Time, August 21, 2025

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Jorge Arruda, Chief Financial Officer

Mr. Patricio Iñaki Esnaola, Head of Investor Relations

Dial-in:	1-800-549-8228 (North America, Toll Free); 1-289-819-1520 (Other locations); Conference ID: 15710

Webcast:	CAAP 2Q25 Earnings Conference Call

Replay:	1-888-660-6264 (North America, Toll Free); 1-289-819-1325 (Other locations); Playback Passcode: 15710 #

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 23 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2024, Corporación América Airports served 79.0 million passengers, 2.7% (or 0.4% excluding Natal) below the 81.1 million passengers served in 2023, and 6.2% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	2Q25	2Q24	% Var.	6M25	6M24	% Var.
Argentina
Domestic Passengers (in millions)	6.9	5.9	16.4%	14.5	12.9	12.4%
International Passengers (in millions)	3.4	2.8	18.5%	7.5	6.3	19.8%
Transit passengers (in millions)	0.4	0.3	24.2%	0.7	0.7	11.5%
Total passengers (in millions)	10.6	9.1	17.3%	22.8	19.9	14.7%
Cargo volume (in thousands of tons)	51.2	49.9	2.7%	101.2	94.1	7.6%
Aircraft movements (in thousands)	113.0	100.6	12.3%	232.4	214.6	8.3%
Italy
Domestic Passengers (in millions)	0.6	0.5	11.3%	1.0	0.8	13.8%
International Passengers (in millions)	2.3	2.1	9.0%	3.6	3.3	8.7%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	2.9	2.6	9.4%	4.5	4.1	9.8%
Cargo volume (in thousands of tons)	3.1	3.2	-3.2%	6.4	6.4	0.1%
Aircraft movements (in thousands)	26.3	24.5	7.2%	41.1	38.2	7.5%
Brazil
Domestic Passengers (in millions)	2.4	2.1	13.7%	4.4	4.4	0.1%
International Passengers (in millions)	0.2	0.1	41.2%	0.4	0.3	27.7%
Transit passengers (in millions)	1.5	1.3	14.7%	2.9	2.7	9.7%
Total passengers (in millions)	4.0	3.5	15.2%	7.8	7.4	4.8%
Cargo volume (in thousands of tons)	15.4	15.5	-0.6%	30.7	30.9	-0.7%
Aircraft movements (in thousands)	37.4	34.3	9.1%	71.9	69.9	3.0%
Uruguay
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.5	0.5	9.3%	1.2	1.1	5.4%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	0.5	0.5	8.5%	1.2	1.1	5.0%
Cargo volume (in thousands of tons)	8.7	8.3	4.5%	17.6	15.2	15.6%
Aircraft movements (in thousands)	7.8	6.8	13.2%	17.7	16.6	6.6%
Ecuador(1)
Domestic Passengers (in millions)	0.6	0.6	1.0%	1.2	1.2	0.7%
International Passengers (in millions)	0.6	0.6	-1.6%	1.1	1.1	1.0%
Transit passengers (in millions)	0.0	0.0	-13.9%	0.0	0.0	-1.5%
Total passengers (in millions)	1.2	1.2	-0.5%	2.3	2.3	0.8%
Cargo volume (in thousands of tons)	9.5	9.8	-3.4%	18.4	19.1	-3.5%
Aircraft movements (in thousands)	19.3	18.4	4.6%	38.5	37.4	3.0%
Armenia
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.4	1.3	5.1%	2.4	2.4	2.6%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	1.4	1.3	8.2%	2.5	2.4	5.1%
Cargo volume (in thousands of tons)	9.3	8.3	11.2%	18.8	17.3	8.6%
Aircraft movements (in thousands)	10.8	9.9	8.9%	19.1	18.0	6.3%

1)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	2Q25	2Q24	2Q25	2Q24	1Q25	1Q24	1Q25	1Q24
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	1,149.7	885.1	1,205.0	912.0	1,056.3	833.2	1,074.0	896.2
Euro	1.13	1.08	1.2	1.1	1.1	1.1	1.1	1.1
Brazilian Real	5.7	5.2	5.5	5.6	5.9	5.0	5.7	5.0
Uruguayan Peso	41.8	38.7	40.9	39.3	43.0	38.9	42.1	38.4

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	2Q25 as reported	2Q24 as reported	% Var as reported	IAS 29	2Q25 ex IAS 29	2Q24 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	222.9	193.7	15.1%	-2.1	225.0	193.2	16.4%
Passenger use fees	191.4	163.4	17.1%	-1.9	193.3	163.0	18.6%
Aircraft fees	33.2	31.3	5.9%	-0.2	33.4	31.3	6.7%
Other	-1.7	-1.1	56.7%	-	-1.7	-1.1	56.7%

Commercial Revenue Breakdown (in US$ million)

	2Q25 as reported	2Q24 as reported	% Var as reported	IAS 29	2Q25 ex IAS 29	2Q24 ex IAS 29	% Var ex IAS 29
Commercial revenue	209.2	171.4	22.0%	-1.2	210.4	169.1	24.4%
Warehouse use fees	60.7	46.6	30.3%	-1.1	61.8	46.2	33.6%
Duty free shops	21.6	18.4	17.6%	-0.2	21.9	18.3	19.2%
Rental of space (including hangars)	10.8	10.4	3.6%	0.0	10.8	10.4	4.5%
Parking facilities	15.8	10.5	50.5%	-0.2	16.0	10.5	53.2%
Fuel	34.0	27.4	24.2%	0.0	34.0	27.3	24.4%
Food and beverage services	8.8	7.6	15.9%	0.0	8.8	7.5	17.1%
Advertising	7.5	6.7	11.7%	0.3	7.2	6.2	16.0%
Services and retail stores	4.8	4.0	19.0%	0.0	4.8	4.0	19.6%
Catering	3.4	3.0	12.2%	-0.1	3.5	3.0	14.5%
VIP lounges	19.4	15.6	25.0%	0.1	19.3	15.2	27.0%
Walkway services	2.2	1.8	24.1%	0.0	2.3	1.8	25.5%
Other	20.2	19.5	3.4%	0.0	20.2	18.7	8.2%

Revenues by Segment (in US$ million)

Country	6M25 as reported	6M24 as reported	% Var as reported	IAS 29	6M25 ex IAS 29	6M24 ex IAS 29	% Var ex IAS 29
Argentina	510.4	511.0	-0.1%	-17.4	527.8	455.1	16.0%
Italy	72.8	57.9	25.7%	-	72.8	57.9	25.7%
Brazil	52.8	55.7	-5.1%	-	52.8	55.7	-5.1%
Uruguay	98.4	93.4	5.4%	-	98.4	93.4	5.4%
Armenia	120.9	107.8	12.2%	-	120.9	107.8	12.2%
Ecuador (1)	54.5	53.8	1.4%	-	54.5	53.8	1.4%
Unallocated	0.3	0.9	-61.8%	-	0.3	0.9	-61.8%
Total consolidated revenue	910.3	880.4	3.4%	-17.4	927.6	824.6	12.5%

1 Only includes Guayaquil Airport.

Revenue Breakdown (in US$ million)

	6M25 as reported	6M24 as reported	% Var as reported	IAS 29	6M25 ex IAS 29	6M24 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	451.5	431.8	4.6%	-8.7	460.2	402.0	14.5%
Non-aeronautical Revenue	458.8	448.7	2.3%	-8.6	467.4	422.6	10.6%
Commercial revenue	382.7	350.3	9.3%	-4.7	387.5	329.8	17.5%
Construction service revenue (1)	71.4	95.6	-25.2%	-3.9	75.3	90.0	-16.3%
Other revenue	4.6	2.8	65.3%	-	4.6	2.8	65.3%
Total Consolidated Revenue	910.3	880.4	3.4%	-17.4	927.6	824.6	12.5%
Total Revenue excluding Construction Service revenue (2)	838.8	784.9	6.9%	-13.5	852.3	734.6	16.0%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	6M25 as reported	6M24 as reported	% Var as reported	IAS 29	6M25 ex IAS 29	6M24 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	451.5	431.8	4.6%	-8.7	460.2	402.0	14.5%
Passenger use fees	389.5	365.8	6.5%	-7.9	397.3	339.5	17.0%
Aircraft fees	63.3	65.7	-3.6%	-0.9	64.2	62.3	3.1%
Other	-1.3	0.3	-577.3%	-	-1.3	0.3	-577.3%

Commercial Revenue Breakdown (in US$ million)

	6M25 as reported	6M24 as reported	% Var as reported	IAS 29	6M25 ex IAS 29	6M24 ex IAS 29	% Var ex IAS 29
Commercial revenue	382.7	350.3	9.3%	-4.7	387.5	329.8	17.5%
Warehouse use fees	106.0	102.5	3.4%	-2.8	108.8	93.0	17.0%
Duty free shops	41.3	38.0	8.7%	-0.8	42.1	35.8	17.3%
Rental of space (including hangars)	21.2	22.0	-3.6%	-0.2	21.4	20.7	3.2%
Parking facilities	29.5	19.8	49.0%	-0.6	30.1	18.9	59.8%
Fuel	58.0	53.6	8.3%	-0.1	58.1	53.1	9.5%
Food and beverage services	16.4	14.6	11.9%	-0.1	16.4	13.9	18.1%
Advertising	14.8	14.7	0.8%	0.5	14.4	13.0	10.2%
Services and retail stores	9.1	7.9	15.4%	-0.1	9.2	7.7	19.5%
Catering	7.2	6.4	12.2%	-0.2	7.4	5.9	26.2%
VIP lounges	35.7	29.5	21.0%	0.1	35.6	28.1	26.6%
Walkway services	4.4	4.1	8.8%	-0.1	4.5	3.8	20.1%
Other	39.1	37.2	5.2%	-0.3	39.5	35.8	10.1%

Total Expenses Breakdown (in US$ million)

	2Q25 as reported	2Q24 as reported	% Var as reported	IAS 29	2Q25 ex IAS 29	2Q24 ex IAS 29	% Var ex IAS 29
Cost of services	310.9	286.1	8.7%	27.1	283.8	261.3	8.6%
SG&A	53.3	43.8	21.6%	0.3	52.9	43.4	21.9%
Financial loss	71.5	8.7	721.6%	-42.1	113.6	88.2	28.7%
Inflation adjustment	1.7	1.6	6.6%	2.4	-0.7	-1.2	-41.6%
Other expenses	2.3	1.0	129.1%	0.0	2.3	1.0	128.1%
Income tax expense	10.1	45.6	-77.9%	12.7	-2.7	-10.7	-75.0%
Total expenses	449.7	386.8	16.3%	0.4	449.3	382.0	17.6%

Cost of Services (in US$ million)

	2Q25 as reported	2Q24 as reported	% Var as reported	IAS 29	2Q25 ex IAS 29	2Q24 ex IAS 29	% Var ex IAS 29
Cost of Services	310.9	286.1	8.7%	27.1	283.8	261.3	8.6%
Salaries and social security contributions	60.7	57.4	5.6%	-0.7	61.4	57.5	6.8%
Concession fees	54.1	47.3	14.2%	-0.6	54.7	47.2	15.9%
Construction service cost	38.3	49.9	-23.3%	-1.4	39.7	48.6	-18.3%
Maintenance expenses	45.8	41.5	10.3%	-0.7	46.4	40.7	14.0%
Amortization and depreciation	51.9	41.8	24.1%	30.7	21.2	19.4	9.1%
Services and fees	17.3	17.4	-0.5%	-0.1	17.4	17.3	0.9%
Cost of fuel	28.0	22.7	23.3%	-	28.0	22.7	23.3%
Taxes	1.4	0.9	50.4%	0.0	1.4	1.0	50.3%
Office expenses	4.0	3.1	28.0%	-0.1	4.1	3.2	29.4%
Others	9.5	3.9	144.6%	-0.1	9.5	3.9	146.8%

Selling, General and Administrative Expenses (in US$ million)

	2Q25 as reported	2Q24 as reported	% Var as reported	IAS 29	2Q25 ex IAS 29	2Q24 ex IAS 29	% Var ex IAS 29
SG&A	53.3	43.8	21.6%	0.3	52.9	43.4	21.9%
Taxes	14.5	12.9	12.3%	-0.2	14.7	12.8	15.1%
Salaries and social security contributions	13.3	10.0	34.0%	-0.1	13.5	10.0	35.4%
Services and fees	12.3	10.7	14.6%	0.0	12.3	10.8	14.2%
Office expenses	2.6	2.2	23.0%	0.0	2.7	2.1	30.1%
Amortization and depreciation	2.6	1.8	48.4%	0.8	1.8	1.5	15.2%
Maintenance expenses	1.8	0.7	151.3%	0.0	1.8	0.7	154.0%
Advertising	1.4	1.6	-16.7%	0.0	1.4	1.7	-14.7%
Insurances	0.9	0.6	43.4%	0.0	0.9	0.6	44.6%
Bad debts recovery	-1.0	-1.4	-28.0%	0.1	-1.1	-1.5	-28.1%
Bad debts	2.5	2.2	15.0%	-0.1	2.6	2.3	14.7%
Others	2.4	2.6	-7.6%	0.0	2.4	2.6	-7.7%

Expenses by Segment (in US$ million)

Country	2Q25 as reported	2Q24 as reported	% Var as reported	IAS 29	2Q25 ex IAS 29	2Q24 ex IAS 29	% Var ex IAS 29
Argentina	204.5	185.7	10.1%	27.4	177.1	160.6	10.3%
Italy	32.2	25.1	28.7%	-	32.2	25.1	28.7%
Brazil	20.0	20.8	-4.0%	-	20.0	20.8	-4.0%
Uruguay	33.7	32.3	4.6%	-	33.7	32.3	4.6%
Armenia	49.1	40.2	22.1%	-	49.1	40.2	22.1%
Ecuador	20.4	19.9	2.1%	-	20.4	19.9	2.1%
Unallocated	6.5	6.8	-4.1%	-	6.5	6.8	-4.1%
Total consolidated expenses (1) (2)	366.4	330.8	10.8%	27.4	339.0	305.7	10.9%

(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL using the equity method

Costs and Expenses (in US$ million)

	6M25 as reported	6M24 as reported	% Var as reported	IAS 29	6M25 ex IAS 29	6M24 ex IAS 29	% Var ex IAS 29
Cost of Services	592.7	572.4	3.5%	49.1	543.6	502.0	8.3%
Salaries and social security contributions	121.9	122.2	-0.2%	-2.5	124.4	114.9	8.3%
Concession fees	107.9	103.7	4.0%	-2.2	110.1	96.5	14.1%
Construction service cost	65.9	94.6	-30.3%	-3.9	69.8	89.0	-21.6%
Maintenance expenses	90.7	75.8	19.8%	-1.6	92.4	71.4	29.6%
Amortization and depreciation	101.7	82.0	24.1%	60.2	41.6	38.0	9.3%
Other	104.6	94.2	10.9%	-0.9	105.4	92.1	14.4%
Cost of Services Excluding Construction Service cost	526.8	477.8	10.2%	52.9	473.9	413.0	14.7%
Selling, general and administrative expenses	106.1	90.6	17.1%	0.0	106.1	85.8	23.7%
Other expenses	7.1	3.9	82.8%	2.8	4.3	3.4	27.4%
Total Costs and Expenses	705.8	666.9	5.8%	51.8	654.0	591.2	10.6%
Total Costs and Expenses Excluding Construction Service cost	640.0	572.3	11.8%	55.7	584.3	502.2	16.4%

Total Expenses Breakdown (in US$ million)

	6M25 as reported	6M24 as reported	% Var as reported	IAS 29	6M25 ex IAS 29	6M24 ex IAS 29	% Var ex IAS 29
Cost of services	592.7	572.4	3.5%	49.1	543.6	502.0	8.3%
SG&A	106.1	90.6	17.1%	0.0	106.1	85.8	23.7%
Financial loss	113.7	-171.4	-166.3%	-77.8	191.5	191.4	0.1%
Inflation adjustment	5.0	16.8	-70.1%	4.4	0.6	-4.3	-113.5%
Other expenses	7.1	3.9	82.8%	2.8	4.3	3.4	27.4%
Income tax expense	40.8	172.1	-76.3%	24.7	16.2	-65.2	-124.8%
Total expenses	865.4	684.4	26.4%	3.2	862.3	713.1	20.9%

Cost of Services (in US$ million)

	6M25 as reported	6M24 as reported	% Var as reported	IAS 29	6M25 ex IAS 29	6M24 ex IAS 29	% Var ex IAS 29
Cost of Services	592.7	572.4	3.5%	49.1	543.6	502.0	8.3%
Salaries and social security contributions	121.9	122.2	-0.2%	-2.5	124.4	114.9	8.3%
Concession fees	107.9	103.7	4.0%	-2.2	110.1	96.5	14.1%
Construction service cost	65.9	94.6	-30.3%	-3.9	69.8	89.0	-21.6%
Maintenance expenses	90.7	75.8	19.8%	-1.6	92.4	71.4	29.4%
Amortization and depreciation	101.7	82.0	24.1%	60.2	41.6	38.0	9.3%
Services and fees	33.8	33.5	1.0%	-0.5	34.3	32.4	5.9%
Cost of fuel	46.3	43.5	6.6%	-	46.3	43.5	6.6%
Taxes	2.7	2.4	11.4%	-0.1	2.7	2.2	27.4%
Office expenses	7.6	7.5	2.4%	-0.3	7.9	6.8	16.8%
Others	14.1	7.4	89.7%	-0.1	14.2	7.4	91.9%

Selling, General and Administrative Expenses (in US$ million)

	6M25 as reported	6M24 as reported	% Var as reported	IAS 29	6M25 ex IAS 29	6M24 ex IAS 29	% Var ex IAS 29
SG&A	106.1	90.6	17.1%	0.0	106.1	85.8	23.7%
Taxes	30.6	28.9	6.0%	-0.8	31.5	26.1	20.5%
Salaries and social security contributions	26.4	20.9	26.2%	-0.5	26.9	20.0	34.6%
Services and fees	24.0	21.2	13.4%	-0.1	24.1	21.1	14.5%
Office expenses	5.0	3.7	36.8%	-0.1	5.2	3.4	52.3%
Amortization and depreciation	5.1	3.5	46.6%	1.7	3.5	3.1	10.8%
Maintenance expenses	2.9	1.3	124.7%	0.0	2.9	1.2	133.4%
Advertising	2.0	2.3	-12.6%	-0.1	2.1	2.3	-8.4%
Insurances	1.8	1.4	24.4%	0.0	1.8	1.4	28.5%
Bad debts recovery	-2.0	-2.3	-12.9%	0.1	-2.1	-2.4	-9.3%
Bad debts	5.0	4.5	12.1%	-0.2	5.2	4.4	19.0%
Others	5.0	5.1	-1.4%	0.0	5.0	5.1	-1.4%

Expenses by Segment (in US$ million)

Country	6M25 as reported	6M24 as reported	% Var as reported	IAS 29	6M25 ex IAS 29	6M24 ex IAS 29	% Var ex IAS 29
Argentina	404.5	385.6	4.9%	51.8	352.7	309.9	13.8%
Italy	58.4	46.7	25.0%	-	58.4	46.7	25.0%
Brazil	38.4	42.9	-10.5%	-	38.4	42.9	-10.5%
Uruguay	64.4	63.0	2.2%	-	64.4	63.0	2.2%
Armenia	84.6	75.0	12.9%	-	84.6	75.0	12.9%
Ecuador	40.5	40.0	1.2%	-	40.5	40.0	1.2%
Unallocated	15.1	13.7	9.5%	-	15.1	13.7	9.5%
Total consolidated expenses (1) (2)	705.9	666.9	5.8%	51.8	654.1	591.2	10.6%

(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL using the equity method

Adjusted EBITDA by Segment (in US$ million)

	6M25 as reported	6M24 as reported	% Var as reported	IAS 29	6M25 ex IAS 29	6M24 ex IAS 29	% Var ex IAS 29
Argentina	187.1	185.4	0.9%	-8.2	195.3	159.7	22.3%
Italy	20.1	17.0	18.3%	-	20.1	17.0	18.3%
Brazil	20.7	21.2	-2.3%	-	20.7	21.2	-2.3%
Uruguay	38.3	34.1	12.2%	-	38.3	34.1	12.2%
Armenia	47.5	43.3	9.6%	-	47.5	43.3	9.6%
Ecuador	16.0	15.7	2.2%	-	16.0	15.7	2.2%
Unallocated	-6.1	-3.8	60.1%	-	-6.1	-3.8	60.1%
Total segment EBITDA	323.7	313.0	3.4%	-8.2	331.9	287.3	15.6%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	6M25 as reported	6M24 as reported	% Var as reported		IAS 29	6M25 ex IAS 29	6M24 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	85.9	247.8	-65.3%		-38.7	124.6	170.5	-26.9%
Financial Income	-28.6	-37.8	-24.3%		17.3	-45.9	-46.3	-0.7%
Financial Loss	113.7	-171.4	-166.3%		-77.8	191.5	191.4	0.1%
Inflation adjustment	5.0	16.8	-70.1%		4.4	0.6	-4.3	-113.5%
Income Tax Expense	40.8	172.1	-76.3%		24.7	16.2	-65.2	-124.8%
Amortization and Depreciation	106.9	85.5	25.0%		61.9	45.0	41.1	9.4%
Adjusted EBITDA	323.7	313.0	3.4%		-8.2	331.9	287.3	15.6%
Adjusted EBITDA Margin	35.6%	35.5%	1	bp	-	35.8%	34.8%	95	bp
Adjusted EBITDA excluding Construction Service	318.1	312.0	2.0%		-8.2	326.4	286.3	14.0%
Adjusted EBITDA Margin excluding Construction Service	37.9%	39.7%	-182	bp	-	38.3%	39.0%	-68	bp

Financial Income / Loss (in US$ million)

	6M25 as reported	6M24 as reported	% Var as reported	IAS 29	6M25 ex IAS 29	6M24 ex IAS 29	% Var ex IAS 29
Financial Income	28.6	37.8	-24.3%	-17.3	45.9	46.3	-0.7%
Interest income	17.1	31.3	-45.5%	-0.4	17.4	28.8	-39.5%
Foreign exchange income	6.8	0.3	1985.4%	-16.9	23.7	11.7	102.1%
Other	4.8	6.2	-22.8%	0.0	4.8	5.8	-17.0%
Inflation adjustment	-5.0	-16.8	-70.1%	-4.4	-0.6	4.3	-113.5%
Inflation adjustment	-5.0	-16.8	-70.1%	-4.4	-0.6	4.3	-113.5%
Financial Loss	-113.7	171.4	-166.3%	77.8	-191.5	-191.4	0.1%
Interest Expenses	-45.5	-54.2	-16.2%	0.8	-46.3	-51.2	-9.6%
Foreign exchange transaction expenses	-17.5	278.9	-106.3%	77.0	-94.5	-87.1	8.5%
Changes in liability for concessions	-46.5	-47.6	-2.2%	-	-46.5	-47.6	-2.2%
Other financial loss	-4.2	-5.7	-25.3%	0	-4.2	-5.5	-23.2%
Financial Loss, Net	-90.1	192.4	-146.8%	56.0	-146.1	-140.8	3.8%

See “Use of Non-IFRS Financial Measures” on page 23.

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	84.8%
Neuquén	Argentina	77.7%
Bahía Blanca	Argentina	85.0%
Toscana Aeroporti (Florence and Pisa airports)	Italy	62.3%
ICAB (Brasilia Airport)	Brazil	51.0%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	2Q25	2Q24	% Var.		6M25	6M24	% Var.
Argentina
Total Revenue	256.0	224.8	13.9%		510.4	511.0	-0.1%
Total Revenue Excluding IFRIC12(1)	232.0	187.7	23.6%		467.3	436.3	7.1%
Operating Income	56.8	43.4	30.9%		117.0	136.2	-14.1%
Net Income	23.9	38.9	-38.5%		62.1	235.0	-73.6%
Adjusted Segment EBITDA	92.7	69.0	34.4%		187.1	185.4	0.9%
Adjusted Segment EBITDA Mg	36.2%	30.7%	553	bp	36.7%	36.3%	37	bp
Adjusted EBITDA Margin excluding IFRIC	39.9%	36.7%	321	bp	40.0%	42.5%	-245	bp

Italy
Total Revenue	45.7	35.3	29.6%		72.8	57.9	25.7%
Total Revenue Excluding IFRIC12(1)	40.5	34.0	19.2%		62.5	55.4	12.8%
Operating Income	13.7	10.4	32.0%		14.7	11.4	28.5%
Net Income	7.8	6.7	17.4%		6.7	5.9	13.2%
Adjusted Segment EBITDA	16.6	13.3	24.9%		20.1	17.0	18.3%
Adjusted Segment EBITDA Mg	36.2%	37.6%	-137	bp	27.6%	29.3%	-172	bp
Adjusted EBITDA Margin excluding IFRIC	33.0%	38.7%	-565	bp	23.7%	29.2%	-557	bp

Brazil
Total Revenue	27.7	26.8	3.1%		52.8	55.7	-5.1%
Total Revenue Excluding IFRIC12(1)	27.7	26.6	3.9%		52.7	55.1	-4.5%
Operating Income	8.5	8.6	-1.5%		15.3	15.4	-0.6%
Net Income	-14.5	-15.5	-6.3%		-38.5	-36.4	5.7%
Adjusted Segment EBITDA	11.2	11.4	-1.8%		20.7	21.2	-2.3%
Adjusted Segment EBITDA Mg	40.4%	42.4%	-232	bp	39.3%	38.1%	112	bp
Adjusted EBITDA Margin excluding IFRIC	40.4%	42.7%	-232	bp	39.4%	38.5%	90	bp

Uruguay
Total Revenue	47.2	42.8	10.4%		98.4	93.4	5.4%
Total Revenue Excluding IFRIC12(1)	38.6	33.8	14.1%		85.3	78.5	8.7%
Operating Income	12.8	9.8	30.9%		32.8	28.9	13.3%
Net Income	13.8	8.2	68.4%		33.8	27.0	25.0%
Adjusted Segment EBITDA	15.5	12.2	27.1%		38.3	34.1	12.2%
Adjusted Segment EBITDA Mg	32.8%	28.5%	432	bp	38.9%	36.5%	235	bp
Adjusted EBITDA Margin excluding IFRIC	40.1%	36.0%	412	bp	44.9%	43.5%	140	bp

Ecuador
Total Revenue	27.3	27.1	0.6%		54.5	53.8	1.4%
Total Revenue Excluding IFRIC12(1)	27.3	27.0	0.8%		54.5	53.7	1.5%
Operating Income	6.1	6.4	-4.6%		12.4	12.2	1.7%
Net Income	5.5	6.0	-8.7%		11.3	11.2	1.7%
Adjusted Segment EBITDA	7.9	8.2	-2.8%		16.0	15.7	2.2%
Adjusted Segment EBITDA Mg	29.1%	30.1%	-100	bp	29.4%	29.2%	25	bp
Adjusted EBITDA Margin excluding IFRIC	29.1%	30.2%	-109	bp	29.4%	29.2%	21	bp

Armenia
Total Revenue	72.8	59.3	22.7%		120.9	107.8	12.2%
Total Revenue Excluding IFRIC12(1)	68.9	56.7	21.5%		116.2	104.9	10.7%
Operating Income	23.8	19.2	24.0%		36.4	33.0	10.3%
Net Income	19.6	14.6	34.3%		29.6	23.9	24.0%
Adjusted Segment EBITDA	29.4	24.5	19.8%		47.5	43.3	9.6%
Adjusted Segment EBITDA Mg	40.3%	41.3%	-101	bp	39.3%	40.2%	-93	bp
Adjusted EBITDA Margin excluding IFRIC	42.4%	43.1%	-64	bp	40.8%	41.3%	-47	bp

Unallocated
Total revenue	0.2	0.2	1.1%		0.3	0.9	-61.8%
Operating Income	-4.4	-4.8	-9.5%		-10.7	-9.4	13.3%
Net Income	-4.7	-4.4	6.2%		-19.2	-18.8	2.0%
Adjusted segment EBITDA	-2.1	-2.1	-1.0%		-6.1	-3.8	60.1%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A		N/A	#N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic			International Passenger Traffic			Transit Passengers			Total Passenger Traffic			Cargo Volume
	(in thousands)			(in thousands)			(in thousands)			(in thousands)			(in tons)			Aircraft Movements
	2Q25	2Q24	% Var.	2Q25	2Q24	% Var.	2Q25	2Q24	% Var.	2Q25	2Q24	% Var.	2Q25	2Q24	% Var.	2Q25	2Q24	% Var.
Argentina
Aeroparque	2,868	2,256	27.2%	1,163	763	52.4%	278	214	30.2%	4,309	3,232	33.3%	304	257	18.2%	34,706	27,128	27.9%
Bariloche	442	374	18.1%	10	5	109.4%	0	0	-	452	379	19.1%	-	-	-	3,262	2,837	15.0%
Catamarca	20	18	14.3%	-	-	-	2	1	74.9%	22	19	18.4%	-	15	-	720	611	17.8%
C. Rivadavia	139	122	14.1%	-	-	-	-	0	-	139	122	13.7%	98	151	-35.1%	1,726	1,557	10.9%
Córdoba	534	513	4.2%	196	141	39.7%	1	1	-	732	654	11.9%	286	274	4.5%	6,500	6,173	5.3%
El Palomar	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	725	1,420	-48.9%
Esquel	14	15	-5.4%	-	-	-	-	-	-	14	15	-5.4%	-	-	-	270	212	27.4%
Ezeiza	492	588	-16.2%	1,803	1,775	1.6%	59	57	3.4%	2,355	2,420	-2.7%	49,295	47,640	3.5%	15,941	16,761	-4.9%
Formosa	24	20	17.7%	-	-	-	-	-	-	24	20	17.7%	23	23	-2.1%	357	338	5.6%
General Pico	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	771	279	176.3%
Iguazú	412	331	24.5%	0	-	-	-	0	-	412	331	24.5%	-	-	-	2,950	2,553	15.6%
Jujuy	110	122	-9.5%	1	-	-	-	-	-	111	122	-9.0%	27	33	-19.3%	1,098	1,063	3.3%
La Rioja	19	16	17.8%	-	-	-	3	2	41.2%	22	18	20.3%	6	19	-70.3%	539	422	27.7%
Malargüe	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	209	125	67.2%
Mar del Plata	61	50	22.4%	-	-	-	1	2	-	61	52	18.9%	28	21	33.1%	1,440	1,687	-14.6%
Mendoza	454	381	19.0%	165	144	14.5%	6	2	278.0%	625	527	18.6%	153	127	20.3%	5,340	4,871	9.6%
Paraná	11	7	69.0%	-	-	-	-	-	-	11	7	69.0%	-	-	-	812	842	-3.6%
Posadas	85	86	-1.3%	-	-	-	0	-	-	85	86	-1.3%	39	26	52.8%	1,074	958	12.1%
Pto Madryn	31	13	145.7%	-	-	-	0	-	-	31	13	145.8%	5	1	324.0%	289	110	162.7%
Reconquista	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,064	1,021	4.2%
Resistencia	58	41	40.6%	-	-	-	0	0	-	58	41	40.6%	80	41	94.8%	911	887	2.7%
Río Cuarto	4	4	-17.5%	-	-	-	-	-	-	4	4	-17.5%	1	1	-	136	180	-24.4%
Río Gallegos	44	40	9.4%	-	0	-	1	2	-	44	42	4.4%	58	71	-18.3%	805	888	-9.3%
Río Grande	32	26	20.3%	-	-	-	0	0	-	32	26	20.5%	413	918	-55.1%	756	753	0.4%
Salta	312	296	5.2%	19	10	87.1%	1	-	-	332	306	8.5%	73	82	-11.4%	4,239	4,098	3.4%
San Fernando	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	14,313	12,575	13.8%
San Juan	47	41	16.6%	-	-	-	-	-	-	47	41	16.6%	-	-	-	618	476	29.8%
San Luis	15	11	29.5%	-	-	-	-	-	-	15	11	29.5%	11	10	10.2%	448	345	29.9%
San Rafael	8	8	1.7%	-	-	-	-	-	-	8	8	1.7%	-	-	-	2,232	1,736	28.6%
Santa Rosa	11	9	17.2%	-	-	-	-	-	-	11	9	17.2%	15	1	1379.0%	759	560	35.5%
Santiago del Estero	57	56	1.9%	0	-	-	-	-	-	57	56	2.8%	13	29	-56.5%	1,092	1,096	-0.4%
Tucumán	199	169	17.9%	3	-	-	1	0	-	203	169	20.1%	108	2	7007.0%	1,980	1,581	25.2%
Viedma	8	7	8.7%	-	-	-	-	0	-	8	8	4.9%	-	-	-	238	174	36.8%
Villa Mercedes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	119	332	-64.2%
Termas de Río Hondo	4	2	97.9%	-	-	-	-	-	-	4	2	97.9%	-	-	-	129	120	7.5%
Bahía Blanca	66	58	14.6%	-	-	-	1	2	-	67	60	11.5%	60	38	61.0%	920	856	7.5%
Neuquén	337	265	27.1%	0	0	-	5	4	24.0%	342	269	27.1%	92	82	12.3%	3,471	2,983	16.4%
Total Argentina	6,917	5,944	16.4%	3,360	2,837	18.5%	359	289	24.2%	10,637	9,070	17.3%	51,188	49,863	2.7%	112,959	100,608	12.3%

	Domestic Passenger Traffic			International Passenger Traffic			Transit Passengers			Total Passenger Traffic			Cargo Volume
	(in thousands)			(in thousands)			(in thousands)			(in thousands)			(in tons)			Aircraft Movements
	2Q25	2Q24	% Var.	2Q25	2Q24	% Var.	2Q25	2Q24	% Var.	2Q25	2Q24	% Var.	2Q25	2Q24	% Var.	2Q25	2Q24	% Var.
Italy
Pisa	422	352	19.9%	1,343	1,267	6.0%	2	1	36.0%	1,766	1,620	9.0%	3,095	3,228	-4.1%	13,288	12,517	6.2%
Florence	131	144	-9.6%	999	881	13.4%	0	0	-	1,129	1,025	10.1%	46	16	192.3%	13,017	12,010	8.4%
Total Italy	552	496	11.3%	2,341	2,148	9.0%	2	1	37.2%	2,895	2,646	9.4%	3,141	3,244	-3.2%	26,305	24,527	7.2%

Brazil
Brasilia	2,362	2,078	13.7%	210	149	41.2%	1,470	1,281	14.7%	4,042	3,508	15.2%	15,398	15,491	-0.6%	37,362	34,250	9.1%
Total Brazil	2,362	2,078	13.7%	210	149	41.2%	1,470	1,281	14.7%	4,042	3,508	15.2%	15,398	15,491	-0.6%	37,362	34,250	9.1%

Uruguay
Carrasco	1	0	-	495	454	9.0%	7	10	-29.5%	503	465	8.2%	8,695	8,321	4.5%	5,583	5,290	5.5%
Punta del Este	0	0	-	20	17	18.2%	-	-	-	20	17	18.1%	-	-	-	2,169	1,557	39.3%
Total Uruguay	1	0	-	514	471	9.3%	7	10	-29.5%	522	481	8.5%	8,695	8,321	4.5%	7,752	6,847	13.2%

Ecuador
Guayaquil	461	459	0.4%	559	568	-1.6%	16	18	-13.9%	1,036	1,045	-0.9%	8,173	8,443	-3.2%	17,634	16,976	3.9%
Galápagos	133	129	3.5%	-	-	-	-	-	-	133	129	3.5%	1,291	1,357	-4.8%	1,631	1,441	13.2%
Total Ecuador	595	588	1.0%	559	568	-1.6%	16	18	-13.9%	1,169	1,174	-0.5%	9,464	9,800	-3.4%	19,265	18,417	4.6%

Armenia
Zvartnots	-	-	-	1,340	1,287	4.1%	41	-	-	1,381	1,287	7.3%	9,282	8,344	11.2%	10,507	9,707	8.2%
Shirak	-	-	-	40	27	51.3%	-	-	-	40	27	51.3%	-	-	-	244	164	48.8%
Total Armenia	-	-	-	1,380	1,314	5.1%	41	-	-	1,421	1,314	8.2%	9,282	8,344	11.2%	10,751	9,871	8.9%
Total CAAP	10,427	9,107	14%	8,365	7,485	12%	1,895	1,600	18%	20,687	18,193	14%	97,168	95,062	2%	214,394	194,520	10%

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements (2024 vs. 2023)

	Domestic Passenger Traffic			International Passenger Traffic			Transit Passengers			Total Passenger Traffic			Cargo Volume
	(in thousands)			(in thousands)			(in thousands)			(in thousands)			(in tons)			Aircraft Movements
	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.
Argentina
Aeroparque	5,731	4,912	16.7%	2,412	1,608	50.0%	582	491	18.6%	8,725	7,010	24.5%	709	466	52.3%	69,956	58,316	20.0%
Bariloche	1,077	970	11.1%	32	19	67.2%	2	5	-66.2%	1,111	994	11.8%	-	-	-	8,464	7,427	14.0%
Catamarca	35	35	0.7%	-	-	-	2	3	-28.8%	37	38	-1.8%	-	28	-	1,340	1,202	11.5%
C. Rivadavia	280	247	13.4%	-	-	-	0	3	-	280	250	12.1%	190	281	-32.4%	3,370	3,236	4.1%
Córdoba	1,100	1,088	1.1%	431	304	41.6%	1	1	-	1,532	1,393	10.0%	486	435	11.8%	13,430	12,886	4.2%
El Palomar	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,579	2,506	-37.0%
Esquel	38	40	-5.8%	-	-	-	-	0	-	38	40	-5.8%	-	-	-	1,226	1,080	13.5%
Ezeiza	1,391	1,302	6.8%	4,266	4,054	5.2%	124	123	0.8%	5,781	5,479	5.5%	97,194	90,498	7.4%	36,853	36,595	0.7%
Formosa	41	51	-19.7%	-	-	-	-	-	-	41	51	-19.7%	40	36	9.3%	677	721	-6.1%
General Pico	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,307	567	130.5%
Iguazú	881	675	30.6%	0	0	-	0	0	-	881	675	30.5%	-	-	-	5,388	5,160	4.4%
Jujuy	236	265	-11.1%	2	-	-	-	2	-	238	267	-11.0%	46	131	-65.0%	3,089	2,291	34.8%
La Rioja	34	35	-3.7%	-	-	-	3	4	-34.9%	36	39	-7.1%	6	39	-85.4%	1,174	848	38.4%
Malargüe	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	374	364	2.7%
Mar del Plata	166	171	-2.6%	-	-	-	1	4	-	167	175	-4.4%	67	44	54.2%	3,578	4,245	-15.7%
Mendoza	905	793	14.1%	344	280	22.8%	18	13	42.0%	1,267	1,086	16.7%	634	233	172.3%	11,042	10,050	9.9%
Paraná	21	18	16.6%	-	-	-	-	-	-	21	18	16.6%	-	-	-	1,471	1,614	-8.9%
Posadas	158	168	-6.0%	-	-	-	0	-	-	158	168	-6.0%	83	51	60.4%	2,049	1,895	8.1%
Pto Madryn	72	40	80.1%	-	-	-	0	-	-	72	40	80.1%	14	4	240.9%	645	338	90.8%
Reconquista	-	1	-	-	-	-	-	-	-	-	1	-	-	-	-	1,585	1,609	-1.5%
Resistencia	93	96	-3.1%	-	-	-	0	3	-	94	100	-6.0%	149	81	84.1%	1,567	1,841	-14.9%
Río Cuarto	7	10	-33.6%	-	-	-	-	-	-	7	10	-33.6%	2	3	-29.2%	299	335	-10.7%
Río Gallegos	91	93	-1.4%	0	0	-	2	4	-46.8%	93	97	-3.2%	100	130	-22.8%	1,667	1,906	-12.5%
Río Grande	70	71	-1.6%	-	-	-	0	0	-	70	71	-1.2%	775	1,106	-30.0%	1,535	1,445	6.2%
Salta	647	591	9.4%	42	22	90.1%	2	0	-	690	614	12.5%	167	132	25.9%	8,463	8,175	3.5%
San Fernando	-	1	-	-	-	-	-	-	-	-	1	-	-	-	-	27,019	25,874	4.4%
San Juan	94	85	11.1%	-	-	-	-	-	-	94	85	11.1%	-	-	-	1,187	1,082	9.7%
San Luis	28	29	-4.4%	-	-	-	-	-	-	28	29	-4.4%	21	101	-79.2%	854	744	14.8%
San Rafael	22	23	-6.5%	-	-	-	0	-	-	22	23	-6.5%	-	-	-	4,357	4,414	-1.3%
Santa Rosa	21	21	0.8%	-	-	-	0	0	-	21	21	1.2%	29	1	2779.0%	1,383	1,190	16.2%
Santiago del Estero	108	109	-0.3%	0	-	-	0	-	-	109	109	0.3%	30	53	-43.4%	1,990	2,244	-11.3%
Tucumán	390	347	12.4%	6	-	-	1	0	-	397	347	14.3%	213	2	9836.7%	3,904	3,289	18.7%
Viedma	17	15	9.1%	-	-	-	0	2	-	17	17	-0.7%	-	-	-	451	394	14.5%
Villa Mercedes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	323	846	-61.8%
Termas de Río Hondo	11	4	148.1%	-	-	-	0	0	-	11	4	144.8%	-	5	-	291	180	61.7%
Bahía Blanca	115	114	0.3%	-	-	-	1	6	-79.6%	116	120	-3.7%	116	68	70.7%	1,707	1,875	-9.0%
Neuquén	640	502	27.6%	0	0	-	9	7	27.0%	650	509	27.6%	167	169	-1.1%	6,792	5,839	16.3%
Total Argentina	14,520	12,922	12.4%	7,535	6,287	19.8%	750	672	11.5%	22,805	19,881	14.7%	101,235	94,096	7.6%	232,386	214,623	8.3%

	Domestic Passenger Traffic			International Passenger Traffic			Transit Passengers			Total Passenger Traffic			Cargo Volume
	(in thousands)			(in thousands)			(in thousands)			(in thousands)			(in tons)			Aircraft Movements
	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.
Italy
Pisa	717	599	19.8%	2,003	1,873	7.0%	2	2	13.4%	2,723	2,474	10.1%	6,305	6,325	-0.3%	20,365	18,914	7.7%
Florence	236	239	-1.3%	1,566	1,409	11.1%	0	0	-	1,802	1,648	9.3%	60	34	75.4%	20,707	19,308	7.2%
Total Italy	954	838	13.8%	3,569	3,282	8.7%	2	2	14.3%	4,525	4,122	9.8%	6,365	6,359	0.1%	41,072	38,222	7.5%

Brazil
Natal(1)	-	350	-	-	16	-	-	2	-	-	368	-	-	898	-	-	3,076	-
Brasilia	4,422	4,066	8.8%	428	319	34.2%	2,918	2,659	9.7%	7,768	7,045	10.3%	30,675	30,000	2.2%	71,945	66,781	7.7%
Total Brazil	4,422	4,417	0.1%	428	335	27.7%	2,918	2,661	9.7%	7,768	7,413	4.8%	30,675	30,898	-0.7%	71,945	69,857	3.0%

Uruguay
Carrasco	1	0	-	1,057	1,013	4.3%	22	26	-13.7%	1,080	1,039	4.0%	17,584	15,214	15.6%	11,264	10,898	3.4%
Punta del Este	0	0	-	96	81	18.6%	-	-	-	97	81	18.5%	-	-	-	6,399	5,669	12.9%
Total Uruguay	2	1	-	1,153	1,094	5.4%	22	26	-13.7%	1,177	1,120	5.0%	17,584	15,214	15.6%	17,663	16,567	6.6%

Ecuador
Guayaquil	902	895	0.8%	1,098	1,087	1.0%	37	38	-1.5%	2,037	2,019	0.9%	15,836	16,350	-3.1%	35,286	34,403	2.6%
Galápagos	266	265	0.3%	-	-	-	-	-	-	266	265	0.3%	2,585	2,744	-5.8%	3,222	3,001	7.4%
Total Ecuador	1,168	1,160	0.7%	1,098	1,087	1.0%	37	38	-1.5%	2,303	2,284	0.8%	18,421	19,094	-3.5%	38,508	37,404	3.0%

Armenia
Zvartnots	-	-	-	2,348	2,309	1.7%	59	-	-	2,408	2,309	4.3%	18,836	17,343	8.6%	18,670	17,650	5.8%
Shirak	-	-	-	69	48	44.1%	-	-	-	69	48	44.1%	-	-	-	416	310	34.2%
Total Armenia	-	-	-	2,417	2,356	2.6%	59	-	-	2,477	2,356	5.1%	18,836	17,343	8.6%	19,086	17,960	6.3%
Total CAAP	21,066	19,337	9%	16,200	14,441	12%	3,789	3,399	11%	41,054	37,177	10.4%	193,116	183,005	6%	420,660	394,633	7%

(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Income Statement (in US$ thousands)

	2Q25	2Q24	% Var.	6M25	6M24	% Var.
Continuing operations
Revenue	476,813	416,248	14.6%	910,266	880,438	3.4%
Cost of services	-310,902	-286,074	8.7%	-592,679	-572,421	3.5%
Gross profit	165,911	130,174	27.5%	317,587	308,017	3.1%
Selling, general and administrative expenses	-53,253	-43,779	21.6%	-106,067	-90,609	17.1%
Impairment loss of non-financial assets					-
Other operating income	6,959	7,465	-6.8%	13,560	14,219	-4.6%
Other operating expenses	-2,278	-994	129.2%	-7,097	-3,882	82.8%
Operating income	117,339	92,866	26.4%	217,983	227,745	-4.3%
Share of loss in associates	-671	-47	1327.7%	-1,161	-264	339.8%
Income before financial results and income tax	116,668	92,819	25.7%	216,822	227,481	-4.7%
Financial income	18,089	17,566	3.0%	28,646	37,820	-24.3%
Financial loss	-71,525	-8,707	721.5%	-113,715	171,396	-166.3%
Inflation adjustment	-1,676	-1,572	6.6%	-5,030	-16,817	-70.1%
Income before income tax	61,556	100,106	-38.5%	126,723	419,880	-69.8%
Income tax	-10,072	-45,629	-77.9%	-40,843	-172,104	-76.3%
Income for the period	51,484	54,477	-5.5%	85,880	247,776	-65.3%
Attributable to:
Owners of the parent	49,341	50,226	-1.8%	88,586	219,900	-59.7%
Non-controlling interest	2,143	4,251	-49.6%	-2,706	27,876	-109.7%

Balance Sheet (in US$ thousands)

	Jun 30, 2025	Dec 31, 2024
ASSETS
Non-current assets
Intangible assets, net	3,211,904	3,155,448
Property, plant and equipment, net	83,155	77,801
Right-of-use asset	9,249	9,921
Investments in associates	10,462	11,746
Other financial assets at fair value through profit or loss	5,035	4,237
Other financial assets at amortized cost	94,033	84,618
Deferred tax assets	13,588	13,372
Inventories	315	314
Other receivables	65,371	58,461
Trade receivables	11	18
Total non-current assets	3,493,123	3,415,936
Current assets
Inventories	11,138	11,410
Other financial assets at fair value through profit or loss	3,437	3,129
Other financial assets at amortized cost	94,999	82,923
Other receivables	59,078	63,156
Current tax assets	6,408	7,366
Trade receivables	169,888	157,546
Cash and cash equivalents	496,808	439,847
Total	841,756	765,377
Assets classified as held for sale	137	137
Total current assets	841,893	765,514
Total assets	4,335,016	4,181,450
EQUITY
Share capital	165,219	163,223
Share premium	221,434	183,430
Treasury shares	(4,094)	(4,094)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(127,750)	(116,471)
Legal reserves	10,017	7,419
Other reserves	(1,335,038)	(1,319,682)
Retained earnings	804,499	718,511
Total attributable to owners of the parent	1,471,225	1,369,274
Non-controlling interests	100,514	148,686
Total equity	1,571,739	1,517,960

LIABILITIES
Non-current liabilities
Borrowings	1,035,018	1,042,704
Derivative financial instruments liabilities	3,492	3,351
Deferred tax liabilities	407,480	383,369
Other liabilities	742,396	621,412
Lease liabilities	6,238	7,010
Trade payables	1,811	1,914
Total non-current liabilities	2,196,435	2,059,760
Current liabilities
Borrowings	104,660	115,367
Other liabilities	325,292	348,586
Lease liabilities	3,864	3,707
Current tax liabilities	12,136	15,307
Trade payables	120,890	120,763
Total current liabilities	566,842	603,730
Total liabilities	2,763,277	2,663,490
Total equity and liabilities	4,335,016	4,181,450

Statement of Cash Flow (in US$ thousands)

	Jun 30, 2025	Jun 30, 2024
Cash flows from operating activities
Income for the period from continuing operations	85,880	247,776
Adjustments for:
Amortization and depreciation	116,762	96,205
Deferred income tax	20,229	158,866
Current income tax	20,614	13,238
Share of loss in associates	1,161	264
Loss on disposals of property, plant and equipment	620	262
Low value, short term and variable lease payments	(1,095)	(550)
Share based compensation expenses	405	321
Interest expenses	45,474	54,237
Other financial results, net	(9,006)	(8,001)
Net foreign exchange	10,670	(279,208)
Government subsidies per Covid-19 context	(720)
Other accruals	(31)	(1,626)
Inflation adjustment	(7,269)	9,097
Acquisition of intangible assets	(78,594)	(94,519)
Income tax paid	(21,469)	(23,646)
Income due to concession compensation	-	90,609
Unpaid concession fees	34,090	32,990
Changes in liability for concessions	46,532	47,585
Changes in working capital	(68,760)	(85,013)
Net cash provided by operating activities	195,493	258,887
Cash flows from investing activities
Cash contribution in associates	(75)	(45)
Acquisition of other financial assets	(83,122)	(93,308)
Disposals of other financial assets	62,366	63,600
Acquisition of property, plant and equipment	(6,197)	(4,654)
Acquisition of intangible assets	(550)	(568)
Proceeds from property, plant and equipment	92	15
Other	2,565	4,248
Net cash (used in) provided by investing activities	(24,921)	(30,712)
Cash flows from financing activities
Loans obtained	11,421	141,231
Guarantee deposits	121	1,804
Principal elements of lease payments	(2,002)	(2,250)
Loans repaid	(59,080)	(218,429)
Interest paid	(48,730)	(50,779)
Debt renegotiation expenses	(193)	(1,900)
Dividends paid to non-controlling interests in subsidiaries	(20,982)	(6,580)
Net cash used in financing activities	(119,445)	(136,903)

Increase in cash and cash equivalents from continuing operations	51,127	91,272

Movements in cash and cash equivalents
At the beginning of the period	439,847	369,848
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	5,834	(21,707)
Increase in cash and cash equivalents from continuing operations	51,127	91,272
At the end of the period	496,808	439,413